Exhibit 99.1

REUNION NEUROSCIENCE INC.

(FORMERLY FIELD TRIP HEALTH LTD.)

Annual Information Form

For the Fiscal Year Ended March 31, 2023

Date: June 29, 2023

GENERAL

In this Annual Information Form (this “AIF”), unless otherwise noted or the context indicates otherwise, references to “Reunion”, the “Company”, “we”, “us” and “our” refer to Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) and its subsidiaries.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Company for the fiscal year ended March 31, 2023, as updated to June 29, 2023 unless otherwise indicated.

All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to US$ or “U.S. dollars” are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Reunion that address activities, events or developments that Reunion expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Reunion’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to the business and future activities of Reunion, and developments related to, Reunion after the date of this document, including but not limited to and about:

•	future business strategy, competitive strengths, goals, expansion and growth of Reunion’s business, operations and plans, changes in laws or regulatory requirements;
•	our belief as to potential outcomes of our clinical development and commercialization activities;
•	our plans and potential outcomes with respect to interactions with regulatory authorities;
•	the impact of the COVID19 pandemic and its variants;
•	the business objectives of Reunion and its research and development activities;
•	the acceptance in the medical community of psychedelic inspired medications as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions;
•	the funds available to Reunion and the use of such funds;
•	the healthcare industry in Canada and the United States (“U.S.”);
•	the sufficiency of our intellectual property protections and rights;

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to:

•	limited operating history as a stand-alone drug development company;
•	the risks and costs associated with being a publicly traded company, the market demand for the Common Shares;
•

the risk that the previously announced take-private transaction with MPM BioImpact is delayed or is not consummated, including Reunion’s ability to obtain the requisite shareholder and court approvals and the satisfaction or waiver of other conditions to the completion of the arrangement agreement, and the costs associated therewith;

Operational Risks:

•	risks associated with failure to achieve its publicly announced milestones according to schedule, or at all;
•	the timing, progress and potential outcome of developing and conducting clinical trials for RE104;

•	our ability to identify third-party clinical sites to conduct trials and our ability to identify and train appropriately qualified personnel to administer the trials;
•	reliance on third parties for our nonclinical study and clinical trial drug substance and product candidate supplies;
•

the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series;

•	the effects of undesirable clinical trial outcomes;

Risks related to Industry and Market:

•	unfavorable publicity or consumer perception of psychedelics, or psychedelic inspired medicines as a pharmaceutical;
•	general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Reunion’s industry;
•	the industry being difficult to forecast;

Risks related to the Common Shares:

•	unpredictability and volatility of the listed securities of Reunion;
•	speculative nature of an investment in the securities of Reunion;
•	a significant number of Common Shares are owned by a limited number of existing shareholders;
•	Reunion’s ability to continue to comply with the Nasdaq and TSX continued listing standards for the Common Shares;
•	no assurance of an active or liquid market;
•	public markets and share prices, including the future trading price and impact of securities analysts’ reports on these prices;
•	additional issuances and dilution;
•	future issuances or actual or potential sales of securities;

Financial Risks:

•	negative operating cash flow and continued operations as a going concern;
•	the amount of time that our existing cash will be sufficient to fund our operations and anticipated growth;
•

the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed which may not be available on acceptable terms, or at all; discretion over the use of proceeds;

•

our estimates regarding expenses, expected future losses of Reunion and ability to generate meaningful revenues to support our investment and goals; including such estimates in connection with our financial guarantees for our associate Field Trip Health & Wellness Ltd. (“Field Trip H&W”);

•	foreign currency exchange rate fluctuations and its effects on Reunion’s operations;
•	potential losses, liabilities, or expenses from or in connection with our guarantees of Field Trip H&W leases;

Accounting Risks:

•	inadequate internal controls over financial reporting;
•	estimates or judgements relating to critical accounting policies;

Risk related to Laws and Regulations:

•	risks related to drug development laws and psychedelic inspired medicines;
•	changes to legislation;
•	non-compliance or violations with laws and regulations;
•	enforcement of legal rights including in foreign jurisdictions;
•	substantial risks of regulatory or political change;

Risk related to Intellectual Property:

•	risks related to our intellectual property litigation against Mindset Pharma Inc.;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties;
•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
•	risks related to third-party licenses;

Risk related to Personnel:

•	our ability to attract and retain qualified employees and key personnel and the reliance on the capabilities and experience of its key executives and scientists;
•	the possible engagement in misconduct or other improper activities by employees;

Risks related to Expansion and Growth:

•	our ability to effectively manage our anticipated growth;
•	the expansion of Reunion’s business through acquisitions or collaborations;

Other Risks:

•	drug development risks;
•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and as a foreign private issuer;
•	insurance and uninsured risks including available and adequate coverage;
•	conflicts of interest;
•	reliance on technology and the potential threat of cyber-attacks or other information security breaches;
•	reliance upon insurers and governments;
•	the ability to obtain necessary government permits and licenses;
•

the effect of health epidemics including COVID19 on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical sites and engaging in clinical trials; and

•	difficulty in enforcing judgments and effecting service of process on directors and officers.

Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Reunion’s expected financial and operating performance and Reunion ‘s plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this document represent Reunion ‘s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Reunion ‘s views as of the date of such documents, unless otherwise indicated in such documents. Reunion anticipates that subsequent events and developments may cause its views to change. However, while Reunion may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

A more detailed discussion of risks and other factors are included under the heading “Risk Factors” in this AIF or are otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Reunion’s SEDAR and EDGAR profiles.

Foreign Currency Information

The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S. The Company may be adversely affected by foreign currency fluctuations. A significant portion of its expenditures are in other currencies, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this AIF is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third party sources referred to or incorporated by reference herein, and accordingly the accuracy and completeness of such data is not guaranteed.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):

“ABCA” means the Business Corporations Act (Alberta), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“Agency Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Agents” has the meaning set out in General Development of the Business – History of the Company.

“AKS” has the meaning set out in Risk Factors – Failure to Comply with Applicable Federal and State Anti-Kickback Laws.

“Amalgamation Agreement” means the amalgamation agreement dated August 21, 2020 between the Company, FTP and Subco.

“Arrangement” has the meaning set out in Corporate Structure.

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of May 18, 2022 between the Company and Field Trip H&W.

“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c. S.5.

“Aurora” has the meaning set out in Directors and Executive Officers.

“Board” means the board of directors of the Company.

“CBCA” means the Canada Business Corporations Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“CDSA” means the Controlled Drugs and Substances Act (Canada), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“cGMP” has the meaning set out in Description of the Business – Regulatory Environment.

“CIPO” means Canadian Intellectual Property Office.

“Circular” means the management information circular of the Company dated May 20, 2022 regarding the Meeting as filed on SEDAR on May 24, 2022.

“Clinics” means the clinics either owned and/or operated by Field Trip H&W.

“Clinics Business” The business of operating the Clinics for ketamine-enhanced psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, where applicable, together with certain digital assets and intellectual property necessary to conduct such business and the Jamaica plant-based research division acquired by Field Trip H&W in connection with the Arrangement.

“Clinic Operations” has the meaning set out in Corporate Structure.

“CMC” has the meaning set out in Description of the Business – Regulatory Environment.

“CMO” has the meaning set out in Description of the Business – Regulatory Environment.

“Common Shares” means common shares in the capital of the Company, including, as the context requires, the new common shares of the Company issued in connection with the Arrangement.

“Company” or “Reunion” means Reunion Neuroscience Inc., a company existing under the CBCA, being Newton after the completion of the Transaction, on a consolidated basis which carries on the business and operations of FTP, following the Transaction.

“Company Option” means the option to purchase Common Shares granted pursuant to the Company Option Plan.

“Company Incentive Plan” means the equity compensation plan of the Company, dated August 11, 2022.

“Consolidation” means the consolidation of Common Shares on the basis of between 5 post-consolidation Common Shares to 1 pre-consolidation shares, completed on August 11, 2022.

“Continuance” has the meaning set out in Corporate Structure – Name, Address and Incorporation.

"Court" has the meaning set out in Corporate Structure – Reorganization and Take-Private Transaction.

“CRL” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – United States.

“CRO” has the meaning set out in Description of the Business – Regulatory Environment.

“CSA” means the Controlled Substances Act (21 U.S.C. § 811), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“CSE” means the Canadian Securities Exchange.

“DEA” means the United States Drug Enforcement Agency.

“DEA License” has the meaning set out in Description of the Business – Regulatory Environment – Controlled Substances – Canada and the U.S.

“Escrow Agreement” means the escrow agreement entered into in connection with the initial listing of the Common Shares on the CSE, among the Company, Odyssey and certain directors and senior officers of the Company entered into an escrow agreement, pursuant to which certain Pre-Arrangement Shares were subject to restrictions on transfer until April 6, 2022.

“Expense Reimbursement” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“FDA” means the United States Food and Drug Administration.

“FDCA” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – United States.

“Field Trip” refers to Field Trip Health Ltd., the prior name of Reunion.

“Field Trip H&W” has the meaning set out in Corporate Structure.

“Field Trip USA” means Field Trip Health USA Inc., a company existing under the laws of Delaware and an indirect wholly-owned subsidiary of the Company.

“FT Digital” has the meaning set out in Description of the Business.

“FT Discovery” has the meaning set out in General Development of the Business – History of the Company.

“FT Health” has the meaning set out in General Development of the Business – History of the Company.

“FTHW Shares” has the meaning set out in General Development of the Business – History of the Company.

“FTNP” means Field Trip Natural Products Limited, a company existing under the laws of Jamaica and a former indirect wholly-owned subsidiary of the Company.

“FTP” means Field Trip Psychedelics Inc., prior to giving effect to the Transaction, a company existing under the CBCA via articles of incorporation dated April 2, 2019 as amended on October 10, 2019, January 17, 2020 and January 28, 2020, and, where applicable, each subsidiary thereof.

“FTP Common Shares” means Class A shares in the capital of FTP.

“FT Private Placement” has the meaning set out in General Development of the Business – History of the Company.

“GCP” has the meaning set out in Description of the Business – Regulatory Environment.

“GLP” has the meaning set out in Description of the Business – Regulatory Environment.

“HPFB” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – Canada.

“IND” has the meaning set out in Description of the Business – Regulatory Environment.

“Independent Valuator” means PI Financial Corp.

“Insider” when used in relation to an Company, means: (a) a directors or senior officer of the Company, (b) a director or senior officer of a company that is an Insider or subsidiary of the Company, (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, and (d) the Company itself if it holds any of its own securities.

“IRB” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – United States.

“IRA” has the meaning set out in General Development of the Business – History of the Company.

“ISO” has the meaning set out in General Development of the Business – History of the Company.

“Jamaica Facility” has the meaning set out in General Development of the Business – History of the Company.

“Jamaica SPA” has the meaning set out in General Development of the Business – History of the Company.

“January BD Offering” has the meaning set out in General Development of the Business – History of the Company.

“January Compensation Warrants” has the meaning set out in General Development of the Business – History of the Company.

“January Underwriters” has the meaning set out in General Development of the Business – History of the Company.

“January Underwriting Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Listing Date” means the date of listing of the Common Shares on the CSE, being October 6, 2020.

“Listing Statement” means the CSE Form 2A Listing Statement dated October 1, 2020, as filed on SEDAR on October 5, 2020.

“March BD Offering” has the meaning set out in General Development of the Business – History of the Company.

“March Compensation Warrants” has the meaning set out in General Development of the Business – History of the Company.

“March Underwriters” has the meaning set out in General Development of the Business – History of the Company.

“March Underwriting Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Meeting” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“Milestone Shares” has the meaning set out in General Development of the Business – History of the Company.

“Mindset” has the meaning set out in Description of the Business.

“MPM” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“mg/kg” A milligram per kilogram of the body weight of the subject person.

“NASDAQ” means the NASDAQ Global Select Market.

“NDA” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – United States.

“NDS” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – Canada.

“NCA” has the meaning set out in Description of the Business – Regulatory Environment.

“Newton” means Newton Energy Corporation, as a company existing, prior to the Transaction, under the ABCA via articles of amalgamation dated September 30, 2008, as amended on September 30, 2020 in connection with the Transaction.

“NI 52-110” means National Instrument 52-110 – Audit Committees.

“Odyssey” means Odyssey Trust Company.

“Offering Price” has the meaning set out in General Development of the Business – Events Subsequent to the Year-Ended March 31, 2023 – The Arrangement.

“Options” means the issued and outstanding options of Reunion exercisable for Common Shares.

“OTCQX” has the meaning set out in Corporate Structure.

“PCT” has the meaning set out in General Development of the Business – Events Subsequent to the Year-Ended March 31, 2022.

“person” means a company, a partnership, a trust or individual.

“PI” has the meaning set out in Description of the Business – Regulatory Environment

“PPD” has the meaning set out in Description of the Business.

“Preferred Shares” means preferred shares in the capital of the Company.

“Psilocybin Research” has the meaning set out in General Development of the Business – History of the Company.

“RE104” has the meaning set out in General Development of the Business – History of the Company.

“RE104 Agreements” has the meaning set out in Description of the Business – Regulatory Environment – Research and Development Operations.

“Research Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Reunion Patent” has the meaning set out in Description of the Business.

“RNI Canada” means Reunion Neuroscience Canada Inc., the successor to FTP and FT Discovery as a result of an amalgamation of such entities on October 4, 2022.

“Second Arrangement Agreement” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“Second Arrangement” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“September Offering” has the meaning set out in General Development of the Business – History of the Company.

“Shareholders” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“Spinout Transaction” has the meaning set out in Corporate Structure.

“SR Agency Agreement” means the agency agreement dated June 29, 2022 among the Company, Field Trip H&W and the SR Agents.

“SR Agents” means, collectively, Bloom Burton Securities Inc. and Stifel Nicolaus Canada Inc.

“Strategic Review” has the meaning set out in General Development of the Business – History of the Company.

“Subco” means Newton Energy Subco Limited, a company existing under the CBCA, as incorporated on July 24, 2020 solely for the purpose of completing the Transaction and is a wholly-owned subsidiary of Newton prior to the Transaction.

“Subscription Receipt Agreement” means the subscription receipt agreement dated June 29, 2022 by and among the Subscription Receipt Agent, the Company, Field Trip H&W and the SR Agents.

“Subscription Receipt Agent” means Odyssey Trust Company.

“Termination Payment” has the meaning set out in Corporate Structure – Reorganization and Take Private Transaction.

“Transaction” has the meaning set out in Corporate Structure – Name, Address and Incorporation.

“TRD” has the meaning set out in Description of the Business.

“TPD” has the meaning set out in Description of the Business – Regulatory Environment – Pharmaceutical Development and Approval Requirements – Canada.

“TSX” has the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange Inc.

“Units” has the meaning set out in General Development of the Business – History of the Company.

“USPTO” means the United States Patent and Trademark Office.

“UWI” has the meaning set out in General Development of the Business – History of the Company.

“Warrant Indenture” means the warrant indenture, dated January 5, 2021, between the Company and Computershare Trust Company of Canada governing the terms and conditions of the Warrants issued under the January BD Offering.

“Warrant Share” has the meaning set out in General Development of the Business – History of the Company.

“Warrants” has the meaning set out in General Development of the Business – History of the Company.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was formed on September 30, 2008, pursuant to an amalgamation under the ABCA and adopted the name “Newton Energy Corporation”. On September 30, 2020, in connection with the Transaction (as defined below), the Company filed articles of amendment to: (i) consolidate its outstanding Common Shares on an eight (8) old for one (1) new basis; and (ii) change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

On October 1, 2020: (i) the Company and FTP completed a series of transactions resulting in a reorganization of FTP and the Company and pursuant to which the Company became the direct parent and sole shareholder of FTP; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the CBCA by Certificate and Articles of Continuance ((i) – (iii) collectively referred to as the “Transaction”).

The Transaction constituted a reverse takeover of the Company by FTP under applicable securities laws. FTP became a wholly-owned subsidiary of the Company and the business of FTP became the business of the Company.

The Common Shares were listed on the NEX board of the TSXV until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Common Shares commenced trading on the CSE on October 6, 2020 under the symbol “FTRP” and were also posted for trading on the OTCQX Best Market (“OTCQX”) on January 28, 2021 under the symbol “FTRPF”. The Warrants commenced trading on the CSE on January 5, 2021, under the symbol “FTRP.WT”. The Common Shares and Warrants were subsequently delisted from the CSE and listed on the TSX on June 7, 2021.

On July 29, 2021 the Common Shares commenced trading on NASDAQ under the ticker symbol “FTRP”.  Concurrent with the NASDAQ listing, Field Trip’s Common Shares ceased to be quoted on the OTCQX. The Company previously completed the process to ensure its shares are eligible for electronic clearing and settlement through the Depository Trust Company.

On August 11, 2022, the Company completed its reorganization which resulted in the separation of its drug development and clinic divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of the Clinics Business in Canada, United States and the Netherlands, its natural products research facility and related assets in Jamaica, the associated digital assets of each and part of its corporate operations in Canada and United States (collectively, the “Clinic Operations”) to Field Trip Health & Wellness Ltd. (“Field Trip H&W”).

Upon completion of the Spinout Transaction, the Company changed its registered office and head office to 30 Duncan Street, Lower North Suite, Toronto, Ontario, M5V 2C3 and was renamed “Reunion Neuroscience Inc.” (formerly, Field Trip Health Ltd.). The Company remains listed on Nasdaq and the TSX under the ticker symbol “REUN”.

On June 29, 2023, the Company changed its head office to 100 King Street West, Suite 3400, 1 First Canadian Place, Toronto, Ontario M5X 1A4.

Intercorporate Relationships

The following diagram describes the subsidiaries of Reunion prior to the Spinout Transaction, and as of the date hereof, including their place of incorporation and continuance or formation. All subsidiaries are wholly owned.

Pre-Spinout Transaction

As of the date hereof

On September 30, 2022, Field Trip Discovery USA Inc. was renamed to Reunion Neuroscience USA Inc.

On October 4, 2022, Field Trip Psychedelics Inc. was amalgamated with Field Trip Discovery Inc., following which the amalgamated entity was renamed Reunion Neuroscience Canada Inc.

Reorganization and Take-Private Transaction

Subsequent to year-end, on May 31, 2023, Reunion entered into a definitive arrangement agreement (the “Second Arrangement Agreement”) with MPM BioImpact (“MPM”), whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Second Arrangement”). Pursuant to the terms and conditions of the Second Arrangement Agreement, all holders of outstanding Common Shares of Reunion (the “Shareholders”) will be entitled to receive US$1.12 in cash for each Common Share held immediately prior to the effective time of the Second Arrangement.

Completion of the Second Arrangement will, among other things, require the approval by at least two-thirds (66⅔ percent) of the votes cast by the Shareholders at a special meeting of Shareholders (the “Meeting”). Certain founding Shareholders, and all of the Company’s officers and directors, representing in aggregate approximately 34% of the issued and outstanding Common Shares, have entered into support and voting agreements with MPM pursuant to which they have agreed to, among other things, support and vote in favour of the Second Arrangement.

Completion of the Second Arrangement remains subject to the satisfaction (or waiver) of a number of conditions precedent, including, but not limited to the following material conditions:

•	approval of the Shareholders at the Meeting;
•	obtaining all applicable regulatory approvals, including approval of the Ontario Superior Court of Justice (Commercial List) (the “Court”) of the Second Arrangement;
•

the net cash held by the Company being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing of the Second Arrangement (subject to reduction under certain circumstances); and

•	the performance or completion in all material respects with all obligations required to be performed by the Company and MPM under the Second Arrangement Agreement.

Subject to the satisfaction or waiver of the conditions precedent for completion of the Second Arrangement, the Second Arrangement is expected to close in the calendar third quarter of 2023. Upon completion of the transaction, the Common Shares will no longer be traded or listed on any public securities exchange and Reunion will be wholly-owned by affiliates of MPM. In the event of a termination of the Second Arrangement in certain circumstances, Reunion has agreed to pay to an affiliate of MPM (a) a termination payment of US$800,000 in cash (the “Termination Payment”) and (b) an expense reimbursement payment for transaction expenses incurred by MPM in connection with the Second Arrangement in an amount not to exceed US$1,500,000 (the “Expense Reimbursement”). The Termination Payment and the Expense Reimbursement are credited against each other, whereby the maximum amount that Reunion must pay the affiliate of MPM for the Termination Payment and the Expense Reimbursement shall not exceed US $1,500,000 in the aggregate.

The foregoing summary is qualified in its entirety by the provisions of the respective documents. Reunion has filed a material change report in respect of the Second Arrangement, and copies of the Second Arrangement Agreement, the plan of arrangement and the support and voting agreements have been filed with the applicable Canadian securities regulators and are available for review on SEDAR at www.sedar.com. For additional information regarding the Second Arrangement, please refer to the management information circular from Reunion that was filed on SEDAR and mailed to Shareholders on or about June 19, 2023.

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Company

Prior to completion of the Spin-Out Transaction, the Company operated two businesses: (i) Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy health centres in Canada and the United States, and (ii) a drug development business. On August 11, 2022, the Company completed the Spin-Out Transaction and transferred all of the assets and all liabilities of the clinics (except for certain lease guarantees described in the Company’s financial statements. A summary of the history of the drug development business is below. For a summary on the history of the Clinics Business, see the following sections of the Circular available on the Company’s SEDAR profile at www.sedar.com: (i) SpinCo – Name and Incorporation; (ii) SpinCo – General Description of the Business; (iii) SpinCo – Intercorporate Relationships; (iv) SpinCo – General Development of the Business; (v) SpinCo – Trends; (vi) SpinCo – Description of the Business; (vii) SpinCo – Controlled Substances; (viii) SpinCo – Compliance Program; and (ix) SpinCo – Concurrent Financing.

In April 2020, Reunion launched a new research and drug development business segment, entitled Field Trip Discovery (“FT Discovery”), which is now the sole business operation of the Company. FT Discovery was an umbrella term used by the Company to divide its personnel between those involved with the former Clinic Business of the Company (“FT Health”) and those involved in the pharmaceutical research and drug development operations of the Company.

Reunion is developing a molecule called RE104 (formerly FT-104, “RE104”).

On June 30, 2020, the company filed an initial provisional (Appl 63,045,901) to cover certain aspects to RE104. On November 3, 2020, an additional provisional patent (Appl 63,109,095) was filed with the USPTO, wherein certain provisional examples were updated with real examples and new information relating to pharmacology and pharmacokinetics of RE104.

On October 29, 2020, the Company announced certain results of the development of RE104. The experiments indicated that: (i) RE104 is efficiently and completely converted to the pharmacologically active substance, 4-OH-DiPT, in in vitro plasma tests; (ii) the active molecule is a near equipotent 5HT2A receptor agonist to psilocin, the active substance from psilocybin, that can be delivered with high bioavailability; and (iii) RE104 will likely produce a reliably short-duration of psychedelic experience in the range of two to four hours, which is approximately half the duration of psilocybin.

On November 15, 2021, the Company announced: (i) its intention to move to Phase 1 clinical trials of RE104 in the first half of calendar 2022; (ii) the discovery of a novel molecule that, based on in vivo assay details, has the structure of classical psychedelics and has demonstrated imposed selectively for the target serotonin 2A receptors; (iii) the expansion of the scope of its development pipeline to focus on a new group of molecules, termed RE200; and (iv) that it had engaged Bloom Burton Securities Inc. as its financial advisor in connection with a strategic review of the Company (the “Strategic Review”) in order to ensure that each operating unit of the Company is best positioned, optimally resourced and focused to provide maximum long-term value to stakeholders.

On January 11, 2022, Reunion announced that the USPTO issued a Notice of Allowance for the Company’s patent application No. 17/364,047 for claims related to RE104. Claims in the allowed patent application titled, “Tryptamine Prodrugs”, cover composition of matter, use and manufacturing of a family of hemi-ester compounds of hydroxytryptamines, including RE104. On April 5, 2022, the USPTO granted Reunion a patent (US 11,292,765) for claims related to RE104 (as described above). The patent provides protection until 2041. As part of its intellectual property strategy, Reunion filed an international patent application relating to RE104 under the Patent Cooperation Treaty (“PCT”).

For additional detail on RE104, please refer to “Description of the Business” below.

Other Material Acquisitions:

On August 20, 2019, Reunion entered into a letter of intent with the University of West Indies at Mona, Jamaica (“UWI”), to establish and operate a clinical laboratory and research facility (the “Jamaica Facility”) within the UWI premises in order to conduct research and development related to the cultivation of, as well as the identification and isolation of new substances contained in, psilocybin mushrooms, botanicals and other related fungi (the “Psilocybin Research”).

On April 6, 2020, Reunion entered into a definitive research agreement with UWI (the “Research Agreement”), whereby Reunion agreed to lease property from UWI on which to construct the Jamaica Facility, where it will carry out the Psilocybin Research, and engaged UWI to assist Reunion in the Psilocybin Research. Under the Research Agreement, Reunion agreed to contribute up to US$1,000,000 for initial capital for the Jamaica Facility and Psilocybin Research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. All assets and liabilities related to the Jamaica Facility and the Research Agreement were transferred to Field Trip H&W in the Spinout Transaction.

In connection with entering into the Research Agreement, On June 2, 2020, Reunion entered into a share purchase agreement with Darwin, Inc. (the “Jamaica SPA”), whereby Reunion agreed to acquire the remaining 22.22% interest in its former subsidiary FTNP that it did not already own in exchange for the issuance of 1,200,000 Common Shares, issuable on the achievement of certain milestones (the “Milestone Shares”). Upon execution of the Jamaica SPA, Reunion acquired 100% ownership of FTNP. FTNP was transferred to Field Trip H&W in connection with the Spin-Out Transaction.

Equity Offerings, Private Placements, and Listing History:

On August 14, 2020, Reunion completed a brokered private placement offering of 5,516,724 FTP Common Shares at a price per FTP Common Share of $2.00, for aggregate gross proceeds of $11,033,448 (the “FT Private Placement”). The FT Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Reunion and the agents in the FT Private Placement (the “Agents”). The net proceeds of the FT Private Placement were used for funding of the drug discovery & development program, to develop the Clinics, marketing, to fund research & development at the Jamaica Facility, for technology and innovation, and for general working capital purposes. In connection with the closing of the FT Private Placement, the compensation payable to the Agents included the issuance of: (i) an aggregate of 299,753 warrants, each of was exercisable into one FTP Common Share at an exercise price of $2.00 per FTP Common Share until August 14, 2022; and (ii) an aggregate of 55,167 FTP Common Shares at a deemed price of $2.00 per FTP Common Share.

On September 21, 2020, Reunion completed a follow-on financing on the same terms as the FT Private Placement (the “September Offering”). In connection with the September Offering, Reunion issued an aggregate of 816,932 FTP Common Shares at a price per FTP Common Share of $2.00 for aggregate gross proceeds of $1,633,864.

On January 5, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “January BD Offering”). The January BD Offering was completed pursuant to an underwriting agreement (the “January Underwriting Agreement”) among Reunion and the underwriters in the January BD Offering (the “January Underwriters”). In connection with the January BD Offering, the Company issued 4,448,200 units (the “Units”), with each Unit being comprised of one Common Share and one-half of one Common Share purchase warrant (the “Warrants”) at a price of $4.50 per Unit, for aggregate gross proceeds of $20,016,900. In connection with the January BD Offering, the Company issued to the January Underwriters an aggregate of 169,565 warrants (the “January Compensation Warrants”). Each January Compensation Warrant was exercisable to purchase one Common Share (a “Warrant Share”) at a price of $4.50 per Warrant Share, subject to customary adjustment, for a period of twenty-four (24) months following the closing of the January BD Offering. Each Warrant entitled the holder thereof to acquire (subject to adjustment and acceleration in certain circumstances) one Common Share at an exercise price of $5.60 per Common Share until the date that is eighteen (18) months following the closing date of the January BD Offering. All such Warrants expired without being exercised.

On January 28, 2021, the Company announced that the Common Shares had been approved for and commenced trading on the OTCQX under the symbol FTRPF.

On March 17, 2021, the Company announced that it closed its previously announced bought deal short form prospectus offering, including the exercise in full of the underwriters’ over-allotment option (the “March BD Offering”). The March BD Offering was completed pursuant to an underwriting agreement (the “March Underwriting Agreement”) among Reunion and the underwriters in the March BD Offering (the “March Underwriters”). In connection with the March BD Offering, the Company issued 14,661,499 Common Shares in the capital of the Company at a price of $6.50 per Common Share, for aggregate gross proceeds of approximately $95 Million. In connection with the March BD Offering, the Company issued the March Underwriters an aggregate of 763,303 warrants (the “March Compensation Warrants”). Each March Compensation Warrant was exercisable to purchase one Common Share at a price of $6.50 per Common Share, subject to customary adjustment, until March 17, 2023. An additional 104,000 warrants to purchase Common Shares were issued to a consultant on the same terms as the March Compensation Warrants. All such March Compensation Warrants expired in accordance with their terms without being exercised.

On May 27, 2021, the Company announced that it had received conditional approval to list its common shares and warrants on the TSX.

On June 7, 2021, the Common Shares and Warrants were delisted from the CSE and commenced trading on the TSX under the trading symbol “FTRP” and “FTRP-WT”, respectively. The Common Shares continue to trade on the OTCQX market under the symbol “FTRPF”.

On June 22, 2021, Reunion issued 125,000 Milestone Shares to Darwin, Inc. Under the Jamaica SPA in accordance with its previously disclosed obligations thereunder.

On July 23, 2021, Reunion received conditional approval for the listing of its Common Shares on the NASDAQ. Final approval was received on July 27, 2022 and the Common Shares commenced trading on the NASDAQ on July 29, 2022.

The Arrangement

On August 11, 2022, Reunion completed its Spinout Transaction. The reorganization was completed by way of the Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of its Clinic Operations to Field Trip Health H&W, and the Consolidation was effected. Pursuant to the Arrangement, holders of common shares of the Company exchanged each common share held for one Common Share of Reunion and received 0.85983356 of a common shares of Field Trip H&W.

Field Trip Health Ltd. was renamed Reunion Neuroscience Inc. and remains listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”, concurrent with the listing of Field Trip H&W.

Field Trip H&W operated as a separate company with a separate management team and Board of Directors focused on the Clinic Operations.

In connection with the Arrangement, Field Trip H&W completed a non-brokered private placement offering of common shares (“FTHW Shares”) whereby it issued an aggregate of 35,600,000 FTHW Shares at a price of $0.50 per FTHW Share, with the Company subscribing for 19,615,000 FTHW Shares for an aggregate purchase price of $9,807,500 and representing approximately 21.84% of the FTHW Shares issued and outstanding immediately following completion of the Arrangement. In addition, the Company entered into a customary investor rights agreement (the “IRA”) with Field Trip H&W. The IRA contains customary stand still provisions and provided that Reunion maintains ownership of a prescribed percentage of the issued and outstanding FTHW Shares, Reunion has, among other things, (i) the right to nominate candidates for election as directors of FTHW and to appoint board observers, (ii) certain “demand” and “piggyback” registration rights in relation to its FTHW Shares. The 19,615,000 FTHW Shares held by the Company are subject to a Tier 2 Value Escrow Agreement in accordance with the policies of the TSXV.

In connection with the Arrangement, Field Trip H&W completed a brokered subscription receipt offering on June 29, 2022 whereby Field Trip H&W issued a total of 4,400,000 subscription receipts for aggregate gross proceeds of $2,200,000. The subscription receipt offering was completed pursuant to the SR Agency Agreement and the Subscription Receipt Agreement, each of which the Company is a party to and each of which contain representations, warranties, covenants and termination provisions that are customary for an offering of this nature.

For additional information on the Arrangement, please see the Circular, under the heading “Approval of the Arrangement” which is available on the Company’s SEDAR profile at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Reunion is a clinical-stage, pharmaceutical company with a mission to develop innovative therapeutic solutions for underserved mental health conditions.

The Company’s lead asset, RE104, is a patented, clinical-stage serotonergic psychedelic therapeutic designed as a single-dose, fast-acting and durable antidepressant. The Company recently completed a Phase 1 clinical study where RE104 was shown to be generally safe and well tolerated at the dose recommended for its planned Phase 2 clinical study to evaluate as a potential treatment for patients who suffer from postpartum depression. Reunion also plans to potentially evaluate RE104 in additional indications, including treatment resistant depression (TRD) and other mental health conditions.

Reunion is also developing the RE200 series, which are molecules structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) and designed to be devoid of 5HT2B receptor agonism. Since 5HT2B activation acts detrimentally on the cardiovascular system, the RE200 series could provide for potentially safer medications, which could eventually find use in chronic treatments, in broader patient populations and/or in a wider set of indications.

Advantages of Serotonergic Psychedelics

Synthetic and natural serotonergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections associated with other more positive thought patterns, changes that are grouped under the term neuroplasticity. A psychedelic experience induced by 5HT2A activation is a good and accepted biomarker for potential clinical effects. We believe psychedelic drug administration properly supported by trained healthcare providers may maximize improvements in mental health treatments, including in depression, anxiety and addiction.

RE104

Our lead candidate, RE104, is a patented, clinical-stage serotonergic psychedelic therapeutic intended to provide a fast-acting and durable antidepressant effect after a single dose which induces a brief psychedelic experience. RE104 aims to reduce treatment burden and provide a safe and effective new therapeutic option for the large population of underserved patients suffering from postpartum depression and potentially other mental health indications.

We have completed our Phase 1 clinical trial with RE104, a unique 4OH-DiPT (4hydroxy-N,N-diisopropyltryptamine) prodrug.  The study included 48 healthy volunteers across six ascending dose cohorts with doses of 5, 10, 20, 30, 35.5, and 40 mg of RE104 (RE104 HCl 5.5, 11, 22, 33, 38 and 44 mg).  In each cohort, two of the eight subjects received placebo and were later grouped to create a placebo cohort.  After administration, RE104 was efficiently converted to 4-OH-DiPT, which produced dose-proportional responses in pharmacokinetics, pharmacodynamics and adverse events.

Generally, RE104 was shown to be safe and well tolerated, with no serious adverse events.  Adverse events were generally dose-proportional and included transient effects typical of classical serotonergic psychedelics, including of nausea, sinus tachycardia (asymptomatic at a maximum recorded value of 115 beats per minute), restlessness, and headache, as well as 2 severe cases of anxiety (one each at doses of 35.5 and 40 mg) which resolved with the administration of midazolam (anxiolytic).  The pharmacokinetics demonstrated a peak plasma concentration typically at 65min post administration, with average elimination half-life in the range of 2.5-3.8 h over the range of doses.

Intensity of the drug experience over time was measured with the Drug Effect Questionnaire (DEQ).  Peak effects were recorded at approximately 1 hour post dose, consistent with peak plasma levels, however the drug effect appeared to dissipate between 2-4 hours, slightly ahead of the plasma profile.  The “quality” of the psychedelic experience was assessed using the Mystical Experience Questionnaire (MEQ30), a 30-item tool administered once at 2 hours post-dose.  The MEQ30 is a validated and commonly used questionnaire that has been correlated to positive outcomes with psychedelic administration in patients as depression, anxiety and smoking cessation.  Using the MEQ30, it was observed that the 5mg dose produced an effect indistinguishable from placebo, there was again a consistent dose-proportional effect from 11 to 40mg on the magnitude of response on the MEQ.

At the 30mg dose level, the participants receiving a single administration of RE104 achieved a “complete mystical experience” defined as a score of at least 60 percent of the maximum value in all four domains of the questionnaire, as well as on the total score.  Based on the dose response for safety, tolerability and the achievement of a complete mystical experience, the 30mg dose was selected as the optimum dose for Phase 2 studies.  At this dose the drug exhibited a 3.7 hour trip duration.  Plans are underway to start a Phase 2 clinical trial in postpartum depression (“PPD”). In the future, we may evaluate RE104 in TRD and/or other mental health indications.

RE104 is protected under US Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020) Reunion Patent with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. RE104 is also covered under the international PCT application (PCT/CA/2021050907) filed June 30, 2021. Reunion intends to enter other major countries via the PCT application process to protect RE104 in major markets where Reunion may eventually pursue commercialization of RE104 in the future. The PCT application provides Reunion with deferred patent filing rights in 150+ countries. The Reunion Patent provides protection to RE104 in the United States until 2041 unless extended.

In a letter to Reunion dated January 20, 2023, Mindset Pharma Inc. Mindset stated that the USPTO has issued a Notice of Allowance in US Patent Application No. 17/833,341 and that such application includes claims that Mindset alleges cover Reunion’s RE104 compound and asserts a priority date of February 4, 2020. Reunion is investigating US Patent Application No. 17/833,341 including potential offensive strategies with respect to the Mindset patent. Reunion’s RE104 compound is specifically disclosed in and protected by the Reunion U.S. Patent No. 11,292,765, which includes claims directed to the RE104 composition of matter, use and manufacturing. RE104 is a clinical-stage asset and not commercialized, and as such, under the Hatch-Waxman Act “safe harbor” provisions, Reunion is not infringing — and could not be infringing — any U.S. patent, including any U.S. patent issued to Mindset. On June 23, 2023, Mindset filed a motion to dismiss in response to the Reunion claims, seeking dismissal of the lawsuit for lack of personal jurisdiction and failure to state a claim. The case remains pending.

RE200 Series

Our RE200 series of drug discovery candidates are being researched for their potential to exhibit improved cardiovascular safety. Potent 5HT2A agonists with reduced psychoactivity and improved functional selectivity would be preferred candidates. These compounds could provide improved safety and convenience. Candidates in the RE200 series are all in discovery phase with preliminary results in in-vitro and in-vivo pharmacology. We plan to nominate a first lead clinical candidate from the RE200 series in 2023.

Based on in vitro receptor binding assay details, we have identified at least one family of structurally- related molecules with improved selectivity for the 5HT2A receptor versus the off-target serotonin receptor 5HT2B. We filed two provisional patents with the USPTO relating to candidates which are 5HT2A agonists and 5HT2B antagonists (US Application Nos. 63/273,720 and 63/334,443). On October 31, 2022, these filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608) to protect the compositions, as well as potential formulations and uses of the molecules. The US application published on May 11, 2023 (US 20230144974).

On-going work includes investigating the structural features that define this class of NCE molecules and their properties in in vitro assays, as well as their potential use as therapeutics by performing preclinical testing. Further work is in progress to expand and strengthen our IP portfolio around other novel structures meeting selection criteria for the RE200 series, and by seeking to optimize and synthesize candidates for eventual preclinical development.

REGULATORY ENVIRONMENT

Reunion operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which the Company operates. Please refer to the AIF for further information related to the regulatory environment of the Clinic Operations, its discontinued operations.

The Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of contract research organizations (“CRO”) regarding RE104 preclinical and clinical experimentation, and (2) service agreements with the Company’s contract manufacturing organizations (“CMO”) in respect of RE104. In addition, the Company has entered into service agreements or statements of work with CMO and CROs which we believe are appropriately negotiated with customary intellectual property and confidentiality provisions.

In order to develop regulated medicines, including RE104, the Company’s processes must be conducted in strict compliance with the regulations of Health Canada, the FDA/DEA and other applicable federal, state, local and regulatory agencies. RE104 is currently not classified as a federal controlled substance and therefore does not currently require federal controlled substance registrations, licenses, permits or specific approvals. Several states in the US, including West Virginia, Minnesota, North Dakota, Illinois, Nebraska, Alabama, South Dakota, Florida, Virginia, Oklahoma, and Louisiana, as well as the District of Columbia, have, however, scheduled 4-OH-DiPT as a Schedule I controlled substance. Any activities in these states must comply with the state level-controlled substance laws and regulations, including registration and licensing. The Company does not currently have operations in these states. While for the moment, no other jurisdiction has scheduled 4-OH-DiPT, the Company remains vigilant of this potential risk when selecting CMOs and CROs.

In January 2022, upon the recommendation of the US Department of Health and Human Services, the DEA proposed to place five tryptamine substances on Schedule I of the Controlled Substances Act, based upon the actual or relative potential for the substances to be abused. These substances included 4-hydroxy-diisopropyltryptamine (4-OH-DiPT), the active substance contained in RE104. According to DEA, the substance has effects that are like those of other Schedule I hallucinogens and that “it is reasonable to assume that this substance has a substantial capability to cause a hazard to public health, both to the user and to the community.” Following publication of its scheduling proposal, the DEA received many comments from the public, including comments submitted by Reunion. On July 22, 2022, after consideration of this proposal and the public comments, the DEA announced its withdrawal of the proposed rule and determined that it is appropriate to submit a new request to HHS for an updated scientific and medical evaluation and scheduling recommendation for these substances (Federal register 2022, 87 (143), 45076). As stated above, the Company is monitoring future developments in this area and is mindful of potential scheduling actions when selecting third party vendors and suppliers that could, in the future, require DEA registration.

If RE104 or our other product candidates gain approval, they will likely need to be assessed for their potential for abuse and controlled substance scheduling. Specifically, during the review of Investigational New Drug (“IND”) applications for drugs that influence the central nervous system and that need to be assessed for the extent to which the drug has a stimulant, depressant, or hallucinogenic effect, FDA will determine whether the drug requires additional nonclinical or clinical studies to address questions regarding abuse potential. Based upon these studies and upon submission of an NDA, FDA may require certain drug abuse and dependence labeling statements in the approved product label and may make recommendations to DEA regarding whether a drug warrants control under the Controlled Substance Act as well as with respect to drug scheduling. Based upon these recommendations, DEA makes a drug scheduling determination within statutorily specified timeframes.

The Company will work with the FDA and DEA to obtain appropriate scheduling of RE104 and any other product candidates for use in the marketplace. If it is determined that RE104 or any other product candidate is a controlled substance, we and our manufacturers, distributors, researchers, prescribers, and dispensers will need to obtain DEA controlled substance registrations and will need to follow DEA’s extensive controlled substance laws and regulations, which, depending on the ultimate schedule within which a product is placed, may require significant security, recordkeeping, tracking, and reporting measures.

The Company relies on third party CMOs for the manufacture of our product candidates, including RE104, and their active ingredients, and third party CROs for the conduct of preclinical and clinical testing. These third parties have been qualified by the Company, which is intended to confirm that these third parties are able to meet the applicable regulatory requirements, including current Good Manufacturing Practices (“cGMPs”) that are appropriate and commensurate with our product candidates’ stage of development, Good Laboratory Practices (“GLP”), and Good Clinical Practices (“GCP”), as well as regulatory authorization requirements. Our third party CMOs and CROs, in turn, are also reliant on suppliers. For instance, our CMO is reliant on suppliers for starting materials to produce RE104. The preclinical CRO is also reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents, and animal models. The Phase 1 study clinical CRO is further reliant upon and subcontracts to a Principal Investigator (“PI”) and a clinical research site who host and oversee the dosing of participants in the Phase 1 study, as well as bioanalytical and laboratory service providers for screening assays for inclusion/exclusion, as well as the analysis of blood samples after dosing of RE104, in addition to several other contractors responsible for the proper conduct of the study. Depending on the materials and services, these suppliers must meet certain regulatory standards and requirements. With respect to our CMOs and CROs, we have implemented various compliance safeguards to confirm their regulatory compliance including the conduct of quality audits and regular meetings. A third-party regulatory group has also been engaged to assist in the development of the regulatory strategies and prepare the necessary regulatory documentation required at each stage of the development program.

The Company is making preparations for RE104 to enter Phase 2 clinical development and, as such, ongoing activities include: (1) continual optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”) by our CMO partners, including additional chemical characterization, synthesis, process optimization, process scale-up stability, and development of analytical methodology to ensure and improve upon drug product quality, and (2) continual and ongoing non-clinical (same as preclinical) activities (“NCA”) by certain CRO partners that measure performance (pharmacokinetics) and safety (toxicology; safety pharmacology, genotoxicity) using a variety of in-vitro and in-vivo experimental assays and tests and (3) clinical activities with our CRO partners wherein the objectives are to understand the safety,  pharmacokinetics, pharmacodynamics and efficacy of RE104.

Reunion is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the RE200 series of drug candidates. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the RE200 series of drug candidates. The Company will follow a similar path as with RE104 to develop the requisite CMC and preclinical results with partners before initiating clinical studies. No material engagements have been made at this date with respect to the RE200 series of drug candidates, as it is still in the laboratory/discovery phase of research.

Pharmaceutical Development and Approval Requirements — Canada

Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:

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Chemical and Biological Research — Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

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Preclinical Development — A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

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Clinical Trials — Phase 1 — The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Pharmaceutical Drugs Directorate (formerly the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

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Clinical Trials — Phase 2 — Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.

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Clinical Trials — Phase 3 — If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

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New Drug Submission — If the results from Phase 3 continue to be favorable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

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Scheduling — Most classical psychedelics and synthetic 5HT2A agonists, such as RE104 and molecules in the RE200 series, are psychoactive substances with the potential for abuse. If either of RE104 or the RE200 series of development candidates are approved as drugs, we will need to hold discussions with Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States

Prescription drugs in the United States are regulated by the FDA, under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Before a prescription drug product candidate may be marketed in the United States it must undergo extensive research, clinical trials, and manufacturing development, and must be approved by FDA and, as appropriate, scheduled by DEA. The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. The process required generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s GLP regulations;
•	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials in the US may begin;
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performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to, and review and approval by, the FDA of a new drug application prior to any commercial marketing, sale or shipment of the drug; and
•	scheduling in collaboration with the DEA based on the drug’s potential for abuse and dependence.

Prior to commencing the first clinical trial at a United States site, drug sponsors must complete certain preclinical laboratory and animal evaluations in accordance with GLPs. The results from these studies, together with literature, manufacturing information, analytical data, and proposed clinical study protocols among other things, are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds or other sanctions also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements. These include requirements for ongoing maintenance and reporting to the IND, requirements that all research subjects provide their informed consent for participation in any clinical trial, as well as review, approval, and oversight of the study by an Institutional Review Board (“IRB”). An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to FDA’s cGMP requirements. Investigational drugs and active ingredients imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

In general, for purposes of NDA submission approval, human clinical trials are typically conducted in three sequential phases (phase 1, 2, and 3, as discussed further above), which may overlap or be combined. Phase 3 or pivotal clinical trials are adequate and well controlled and are intended to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.

In addition, under the Pediatric Research Equity Act, an NDA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Assuming successful completion of the development program, the results of product development are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee. FDA has 60-days to review the NDA to determine if it is substantially complete to permit a substantive review. Once accepted for review, under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), FDA has the review goal of completing its review of 90% of all applications for new molecular entities within ten months of the 60-day filing date. This timeframe is only a goal, thus, the FDA does not always meet its PDUFA dates. The review timing may also be extended.

The FDA may also refer certain applications to an advisory committee, which is a panel of outside experts who make recommendations to FDA regarding whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured as well as clinical trial sites. FDA will not approve an application unless the sites pass the applicable inspections.

Ultimately, FDA may issue an approval letter, or, in some cases, a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified and the conditions that must be met in order to secure final approval of the marketing application. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require post-approval phase 4 studies, require testing and surveillance programs to monitor the product, or impose other conditions, including Risk Evaluation and Mitigation Strategies. The FDA may also not approve label statements that are necessary for successful commercialization and marketing. Following approval, as further discussed above, certain drugs must also undergo a DEA controlled substance scheduling process. Also following approval, drug products are subject to extensive legal requirements with respect to areas such as, but not limited to, FDA compliance, fraud and abuse prevention, and drug pricing and reimbursement.

We currently believe that the operations of the Company, as currently conducted, do not require and are not dependent on, any licenses. However, licenses and other authorizations will likely be needed in the future.

COMPLIANCE PROGRAM

As a result of the numerous laws and regulatory requirements with which the Company must comply, the Company is developing a compliance program, which includes oversight and monitoring, written policies and procedures, training, reporting of noncompliance, as well as the engagement of local regulatory/compliance counsel and other compliance experts. As the Company continues to develop and refine its compliance program while navigating this complex and evolving legal and regulatory environment, non-compliance may go undetected or undiscovered. Moreover, in the future, additional licenses, approvals, and registrations, as well as compliance with new and/or additional legal and regulatory provisions will be required, which we will need to obtain and adapt to in order to continue operations.

In addition, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management on a variety of areas, including clinical trial planning and data review.

Selected Financial Information

The following table provides a brief summary of the Company’s comparative financial information for its fiscal years ended March 31, 2023 and 2022. The selected financial information has been derived from, and should be read in conjunction with, the Company’s audited financial statements and management discussion & analysis for the years ended March 31, 2023 and 2022, respectively.

	Year Ended March 31,
	2023	2022
	$	$
Operating Expenses
General and administration	12,960,316	10,989,450
Research and development	12,980,137	6,958,216
Total operating expenses	25,940,453	17,947,666
Other Income (Expenses)
Interest income	691,789	397,516
Foreign exchange gain (loss)	747,945	(211,500)
Tax credit refund	184,087	—
Share of loss, lease loss allowance and impairment of investment in associate	(13,785,669)	—
Net loss from continuing operations	(38,102,301)	(17,761,650)
Net loss from discontinued Clinic Operations	(10,390,695)	(36,929,480)
NET LOSS	(48,492,996)	(54,691,130)
Net Loss per Share – Basic and Diluted	(4.17)	(0.95)
Net Loss per Share from continuing operations – Basic and Diluted	(3.28)	(0.31)

	As of	As of
	March 31,	March 31,
	2023	2022
	$	$
ASSETS
Cash and cash equivalents	27,200,097	63,720,102
Restricted cash	516,755	776,551
Other assets	2,023,453	5,408,853
Property, plant and equipment	—	4,462,175
Intangible assets	—	483,354
Right-of-use assets	—	27,285,334
TOTAL ASSETS	29,740,305	102,136,369
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	5,076,982	5,846,672
Financial guarantees	3,367,910	—
Deferred revenue	—	278,717
Loan payable	—	31,163
Lease obligations	—	29,021,056
TOTAL LIABILITIES	8,444,892	35,177,608
TOTAL EQUITY	21,295,413	66,958,761
TOTAL LIABILITIES AND EQUITY	29,740,305	102,136,369

Business Objectives and Significant Events and Milestones of the Company

Key elements of the Company’s growth strategy include: (i) developing RE104 as a potential treatment for PPD; (ii) expand RE104 development into other potential mental health indications, including TRD; and (iii) nominate a lead candidate from the RE200 Series.

The Company’s short-term objectives for the next 12 months (April 2023 through March 2024) are:

1.	Commence Phase 2 clinical trial of RE104 in PPD.
2.	Select a second indication for RE104, and preparations to conduct an additional Phase 2 clinical study.
3.	Identify a lead candidate from the RE200 Series.

The Company’s medium & long-term objectives for the following 12 months (April 2024 through March 2025) are:

1.	Completion of Phase 2 clinical trial of RE104 in PPD.

Other than as described in this AIF, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above.  See “Risk Factors”.

Additional details on the Company’s business objectives and milestones, are described in the Company’s management discussion & analysis for the fiscal year ended March 31, 2023 under the heading “Milestones and Available Funds” which is available on the Company’s SEDAR profile at www.sedar.com.

Market Opportunity

PPD affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per -year.1 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of SSRIs take a long time for onset and only show limited efficacy.

It is estimated that, globally, there are 322 million people who suffer from major depressive disorders2, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments.

Intellectual Property

RE104 is protected under the Reunion Patent with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. RE104 is also covered under the international PCT application (PCT/CA/2021050907) filed June 30, 2021. Reunion intends to enter other major countries via the PCT application process to protect RE104 in major markets where Reunion may eventually pursue commercialization of RE104 in the future. The PCT application provides Reunion with deferred patent filing rights in 150+ countries. The Reunion Patent provides protection to RE104 in the United States until 2041 unless extended.

[1]	Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.
[2]	https://jamanetwork.com/journals/jama/article-abstract/2618635
[3]	CDC Annual Report, Mortality in the United States, 2021
[4]	de Graeff, Journal of Pain and Symptom Management, 2007; Kirsten, Psycho-oncology, 2015

In a letter to Reunion dated January 20, 2023, Mindset stated that the USPTO has issued a Notice of Allowance in US Patent Application No. 17/833,341 and that such application includes claims that Mindset alleges cover Reunion’s RE104 compound and asserts a priority date of February 4, 2020. Reunion is investigating US Patent Application No. 17/833,341 including potential offensive strategies with respect to the Mindset patent. Reunion’s RE104 compound is specifically disclosed in and protected by the Reunion U.S. Patent No. 11,292,765, which includes claims directed to the RE104 composition of matter, use and manufacturing. RE104 is a clinical-stage asset and not commercialized, and as such, under the Hatch-Waxman Act “safe harbor” provisions, Reunion is not infringing — and could not be infringing — any U.S. patent, including any U.S. patent issued to Mindset. On June 23, 2023, Mindset filed a motion to dismiss in response to the Reunion claims, seeking dismissal of the lawsuit for lack of personal jurisdiction and failure to state a claim. The case remains pending.

Within the RE-200 Series, Reunion has identified at least one family of structurally-related molecules with improved selectivity for the 5HT2A receptor versus the off-target serotonin receptor 5HT2B. Reunion filed two provisional patents with the USPTO relating to candidates which are 5HT2A agonists and 5HT2B antagonists (US Application Nos. 63/273,720 and 63/334,443). On October 31, 2022, these filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608) to protect the compositions, as well as potential formulations and uses of the molecules. The US application published on May 11, 2023 (US 20230144974).

Cyclical or Seasonal Impacts

The business developing pharmaceuticals for the treatment of depression and other mental health conditions is neither cyclical nor seasonal.

Environmental Protections

The Company’s business does not materially impact environmental conditions. The Company does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive position in the current fiscal year or in future years.

Number of Employees

As of March 31, 2023, the Company had 16 employees, including contractors and part-time employees of affiliates (the Clinics), distributed among the following departments:

Department	Number of Employees
Clinical Operations	5
Research and development	3
HR, Finance, Legal	3
Executive	5
Total	16

Reorganizations

Other than the Transaction, described in “Corporate Structure” and “General Development of the Business” above, there are no other applicable material reorganizations of the Company or any of its subsidiaries. Additional details regarding the Arrangement and the Second Arrangement are available on the Company’s SEDAR profile at www.sedar.com.

RISK FACTORS

There are various risk factors that could cause the Company’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Common Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.

Transaction Risk

Transaction risk is the risk that the proposed transaction with MPM to acquire the Company is not completed in a timely fashion or at all, and that management’s attention to the business could be diverted to completing the proposed transaction with MPM. This could result in negative financial, operational and reputational impacts to the Company, including the payment by the Company of potential termination fees and expense reimbursements upon termination of the Second Arrangement Agreement in certain circumstances. There is no assurance that: (i) the Second Arrangement can be completed as proposed or without Shareholders exercising their Dissent Rights in respect of a substantial number of Common Shares; or (ii) the Company will receive the required Shareholder or court approvals required to complete the Second Arrangement. The proposed transaction with MPM may give rise to significant adverse tax consequences to Shareholders and each such Shareholder is urged to consult his, her or its own tax advisor.

Future Losses and Profitability

The Company has historically incurred losses and expects to incur an operating loss for the year ending March 31, 2024. The Company believes that operating losses will continue as it is planning to incur significant costs associated with its research and development initiatives and the clinical development RE104 and other projects. The Company’s net losses have had and will continue to have an adverse effect on, among other things, shareholders’ equity, total assets and working capital. The Company expects that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. The Company cannot predict when it will become profitable, if at all.

Reliance on Additional Capital

Since inception, the Company has financed its operations primarily from the issuance of equity and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes, and the Company expects to spend substantial funds to continue these initiatives. These activities include staffing, preclinical studies, clinical trials and administrative costs. As a research and development company, the Company expects to spend substantial funds to continue these initiatives. The Company will also require significant additional funds if it expands its current clinical plans for RE104. Further, the Company has a history of losses and expects to incur substantial losses in the future and may never achieve or maintain profitability. Therefore, for the foreseeable future, the Company will have to fund all of its operations and development expenditures from cash on hand, equity financings, through collaborations with other companies or through financings from other sources. The actual amount of cash that the Company will require to fund its operations is subject to many factors and cannot be precisely determined. Reductions in the Company’s cash and cash equivalents from operating losses, capital expenditures, adverse legal decisions, acquisitions or other events affecting the Company’s access to capital could materially and adversely affect the Company. If the Company is unable to succeed in raising additional funds on acceptable terms, the Company might not be able to complete its planned research and development initiatives, the clinical development of RE104 and other projects. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of the Company’s corporate goals, the results of operations, the ability to obtain regulatory approvals (where applicable) and the state of the capital markets generally and with particular reference to psychedelics companies. If adequate funding is not available, the Company may be required to delay, reduce or eliminate certain operations, or obtain funds on less favorable terms than the Company would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company’s intangible assets and its ability to continue its plans may become impaired, and the Company’s assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

Impact of the COVID-19 Pandemic

We are subject to risks related to public health crises such as the COVID-19 pandemic. The COVID-19 pandemic and policies and regulations implemented by governments in response to the COVID-19 pandemic, most of which have been lifted, have had a significant impact, both directly and indirectly, on global businesses and commerce. For example, although restrictions in the United States and Canada have generally been lifted, additional indirect effects such as worker shortages and supply chain constraints continue to impact segments of the economy. Other global health concerns could also result in social, economic and labor instability in the countries in which we or the third parties with whom we engage operate.

The future extent of the impact of the COVID-19 pandemic on our preclinical studies or clinical trial operations, our supply chain and manufacturing and our office-based business operations, will depend on future developments, which remain highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the emergence of additional or more infectious variants, or the effectiveness of actions to contain and treat coronavirus. In the future, we could also experience significant and material disruptions to our supply chain and operations, and associated delays in the manufacturing and supply of RE104 and any future therapeutic candidates. Future developments are inherently hard to predict and there can be no guarantee we will not face difficulties or additional costs in enrolling patients in our Phase 2 trials for PPD or other future clinical trials, that we will be able to achieve full enrollment of our studies within the timeframes we anticipate, or at all, or that supply disruptions would not adversely impact our ability to initiate and complete preclinical studies or clinical trials.

The COVID-19 pandemic has also affected, and may in the future affect, employees of third-party CROs that we rely upon to carry out our clinical trials. As new variants of the COVID-19 virus continue to emerge and spread around the globe, we may experience additional disruptions that could severely impact our business and clinical trials, including the diversion of healthcare resources away from our clinical trials, the interruption of key clinical trial activities, delays in receiving authorizations from regulatory authorities, changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, supply chain disruptions and continued volatility in the public equity markets and global economic disruptions, among other things.

The COVID-19 pandemic could in the future cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for RE104 and any future therapeutic candidates, if approved, increase our operating expenses, and have a material adverse effect on our financial results. The COVID-19 pandemic, among other factors, has also in the past caused significant volatility in public equity markets and disruptions to the United States and global economies. Increased volatility and economic dislocation may make it more difficult for us to raise capital on favorable terms, or at all.

Limited Operating History – General

Reunion was incorporated in April 2019 and thus has a limited operating history and does not presently generate any revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Limited Operating History – Public Company

The Company has a limited operating history as a public company. The Common Shares commenced trading on the CSE on October 6, 2020. The Common Shares were delisted from the CSE and listed on the TSX on June 7, 2021 and the Common Shares were listed on NASDAQ on July 29, 2021. As a reporting issuer, the Company is subject to reporting requirements under applicable securities law and, as of June 7, 2021 and July 29, 2021, the policies of the TSX and NASDAQ, respectively. Compliance with these requirements result in legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on existing systems and resources. Among other things, the Company is required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight is required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses. Management of the Company believes that being a reporting issuer makes it more expensive to maintain director and officer liability insurance. This factor could also make it more difficult for the Company to retain qualified directors and executive officers. Failure or delay in compliance with reporting requirements under applicable securities law and the policies of the TSX and NASDAQ could adversely affect the business, financial condition, liquidity and results of operations of the Company and, more specifically, could result in regulatory penalties, market criticism or the imposition of cease trade orders.

Reliance on Forward-Looking Statements

Potential investors should not place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Failure to Achieve Milestones

From time to time, the Company may announce the timing of certain events it expects to occur, such as research and development updates and results from its trials on RE104. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations in timing may occur as a result of different events, beyond the Company’s control, having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on its business plan, financial condition or operating results and the trading price of the Common Shares.

Risks Associated with Drug Development

Drug development is subject to various laws, regulations and guidelines by governmental authorities. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the drug development activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Given the early stage of Reunion’s product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. The Company has not yet completed later stage clinical trials for any of its product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of Reunion’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future product candidates into approved products, the Company will still experience many potential obstacles, which would affect the Company’s ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA approval. If the Company fails to produce positive results in its future clinical trials of RE104, the development timeline and regulatory approval and commercialization prospects for RE104, would be materially adversely affected which may have materially adversely impact on the Company’s business.

Risks Related to Regulatory Changes

In the United States, the DEA regulates chemical compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and criteria for importation. In addition, dispensing of Schedule II drugs is further restricted. For example, they may not be refilled without a new prescription and may have a black box warning. Further, most state laws in the United States classify psilocybin and psilocin as Schedule I controlled substances. For RE104 to be available for commercial marketing in the United States it must be scheduled by the DEA to Schedule II, III, IV or V. Commercial marketing in the United States will also require scheduling-related legislative or administrative action.

Scheduling determinations by the DEA are dependent on FDA approval of a substance or a specific formulation of a substance. If RE104 receives FDA approval, we anticipate that the DEA will make a scheduling determination and place it in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. This scheduling determination will be dependent on FDA approval and the FDA’s recommendation as to the appropriate schedule. During the review process, and prior to approval, the FDA may determine that it requires additional data, either from non-clinical or clinical studies, including with respect to whether, or to what extent, the substance has abuse or misuse potential. This may introduce a delay into the approval and any potential rescheduling process. That delay would be dependent on the quantity of additional data required by the FDA. This scheduling determination will require DEA to conduct notice and comment rule making including issuing an interim final rule. Such action will be subject to public comment and requests for hearing which could affect the scheduling of these substances. There can be no assurance that the DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), at the federal level, such substances would also require scheduling determinations under state laws and regulations.

If approved by the FDA, and if the finished dosage form of RE104 is listed by the DEA as a Schedule II, III, or IV controlled substance, its manufacture, importation, exportation, domestic distribution, storage, sale and legitimate use will continue to be subject to a significant degree of regulation by the DEA. Furthermore, the FDA, DEA, or any foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse potential, which could increase the cost and/or delay the launch of our RE104 and any future therapeutic candidates containing controlled substances. In addition, therapeutic candidates containing controlled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures.

An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Unfavourable Publicity or Consumer Perception

The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on the Company’s operational results, consumer base and financial results.

Acquisitions and Strategic Collaborations

The Company has in the past and may in the future seek to expand its pipeline and capabilities by acquiring one or more companies or businesses or entering into collaborations. Acquisitions and collaborations involve numerous risks, including, but not limited to: substantial cash expenditures; technology development risks; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the operations of the acquired companies; potential disputes regarding contingent consideration; diverting management’s attention away from other business concerns; entering markets in which we have limited or no direct experience; and potential loss of our key employees or key employees of the acquired companies or businesses.

Management has experience in making acquisitions and entering collaborations; however, we cannot provide assurance that any acquisition or collaboration will result in short-term or long-term benefits to it. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success depends in part on our ability to manage the rapid growth associated with some of these acquisitions and collaborations. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses or manage a collaboration. Furthermore, the development or expansion of our business may require a substantial capital investment by the Company.

Substantial Risk of Regulatory or Political Change.

The success of the business strategy of the Company depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. A shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting the Company’s ability to successfully operate or grow its business.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The Company intends to fully comply with all governmental laws and regulations. If any permits are required for the Company’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on the Company’s business.

The current and future operations of the Company are and will be governed by laws and regulations governing the healthcare industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing pharmaceutical development of psychedelics could have a material adverse impact on the Company and cause increases in development costs

Reliance on Third-Party Licenses

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover any future products, the Company would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products, and payments under them would reduce the Company’s profits from these products and services. Additionally, the Company currently is in intellectual property litigation with Mindset as disclosed herein. The Company is currently unable to predict the extent to which it may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in Canada, the United States or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. The Company’s inability to obtain such licenses may hinder or eliminate its ability to manufacture and market its products.

Management of Growth

The Company may be subject to growth-related risks, including pressure on its internal systems and controls. The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations associated with this growth.

Reliance on Management Team, Key Executives and Scientists

The Company will depend on certain key senior managers who have developed strong relationships in the industry to oversee the Company’s core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on the Company’s future performance.

The loss of the Company’s executive officers or other key members of the Company’s staff, could harm the Company. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its operations. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians in the ordinary course of its business. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. The loss of the services of any of the Company’s executive officers or other key personnel could potentially harm its business, operating results or financial condition.

Employee Misconduct and Non-Compliance with Regulatory Standards and Requirements

The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with applicable regulations, provide accurate information to the governmental authorities, comply with protocol and standards the Company has established, comply with federal, provincial, state and local laws, healthcare, fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to the Company’s reputation. If any such actions are instituted against the Company, and the Company is not successful in defending itself or asserting its rights, those actions could have a substantial impact on the Company’s business and results of operations, including the imposition of substantial fines or other sanctions.

Competitive Conditions

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which RE104 or the Company’s other product candidates may be useful. Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company.

Intellectual Property

Failure to obtain or register trademarks used or proposed to be used in our business could require the Company to rebrand, resulting in a material adverse impact on its business. If the Company is unable to register or, if registered, maintain effective patent rights for its product candidates, the Company may not be able to effectively compete in the market. If the Company is not able to protect its proprietary information and know-how, such proprietary information may be used by others to compete against the Company. The Company may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Company’s development and commercialization efforts.

The Company’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Company’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that the Company’s patent applications submitted or those that it intends to acquire will be allowed and/or issued in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or, once issued, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company’s competitors, its competitive position could be adversely affected, as could the Company’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.

Additionally, the Company’s commercial success depends upon its ability to develop, manufacture, market, and sell its product candidates and to use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. There is a considerable amount of intellectual property litigation in the biotechnology and pharmaceutical industries. The Company may become party to, or threatened with, infringement litigation claims regarding its product candidates and technology, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom the Company’s own patent portfolio may have no deterrent effect. For example, please refer to our discussion of the letter the Company received from Mindset, dated January 20, 2023, as discussed under “Business of the Company — Our Product Candidates — RE104” above. Moreover, the Company may become party to future adversarial proceedings or litigation regarding its patent portfolio or the patents of third parties. Such proceedings could also include contested post-grant proceedings such as oppositions, inter partes review, reexamination, interference, or derivation proceedings before the U.S. Patent and Trademark Office or foreign patent offices.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. Litigation and contested proceedings can also be expensive and time-consuming, and the Company’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than the Company can. Third parties may assert infringement claims against the Company based on existing patents or patents that may be granted in the future. The Company may not be aware of all such intellectual property rights potentially relating to its product candidates and their uses. Thus, the Company does not know with certainty that any of its product candidates or the development and commercialization thereof, do not and will not infringe or otherwise violate any third-party’s intellectual property.

Changes to Patent Law

The Company is dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Changes in patent laws in any of the jurisdictions in which the Company operates may make it more difficult to obtain patent protection for its inventions and increase the uncertainties and costs surrounding the enforcement or defense of its proprietary technologies and product candidates, all of which could harm the Company’s business, results of operations and financial condition. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to the Company’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO the laws and regulations governing patents could change in unpredictable ways that would weaken the Company’s ability to obtain new patents or to enforce existing patents.

Litigation – General

The Company may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others, which could adversely affect the Company’s business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares could be adversely impacted. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company’s business.

Insurance Coverage

The Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. Moreover, there can be no guarantee that the Company will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.

Product Liability

If and when the Company develops any product, including RE104, if ever developed, it would be exposed to the risk of product liability claims alleging that use of its product caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of a product and may be made directly by patients involved in clinical trials of its product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling its products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product moves through the development pipeline to commercialization. The Company currently maintains what it views as sufficient liability insurance coverage for its current operations; however, there can be no assurance that such insurance coverage is or will continue to be adequate or available to the Company at a cost acceptable to it or at all. The Company may choose or find it necessary to increase its insurance coverage in the future. The Company may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of its coverage, require the Company to pay a substantial monetary award from its own cash resources and have a material adverse effect on its business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about its products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

Holding Company

The Company is a holding company and essentially all of its assets are the shares of its material subsidiary, RNI Canada, and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company will conduct substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

Early-Stage Companies

Market perception of early-stage companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded early-stage companies can be highly volatile. The value of the Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares.

A Significant Number of Common Shares are Owned by a Limited Number of Existing Shareholders

The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, the Company’s management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.

Unpredictability and Volatility of the Common Shares

The securities market in Canada and the United States has recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares distributed hereunder will be affected by such volatility.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events could adversely affect the Company’s ability to finance future developments or the price of the Common Shares, and the Company’s business and financial results could be materially and adversely affected.

The volatility of the Common Shares may affect the ability of holders to sell the Common Shares at an advantageous price or at all. Market price fluctuations in the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, such results failing to meet the expectations of securities analysts or investors and downward revisions in securities analysts’ estimates in connection therewith, sales of additional Common Shares, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading “Cautionary Note Regarding Forward-Looking Information”. In addition, the market price for securities on stock markets, including the Nasdaq and TSX, are subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may materially adversely affect the market price of the Company.

Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Company’s operations, such as legislative or regulatory developments, competition, technological change and changes in interest rates or foreign exchange rates. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

Milestones and Use of Funds

This AIF incorporates by reference details on the Company’s business objectives and milestones, as described in the Company’s management discussion & analysis for the fiscal year ended March 31, 2023 under the heading “Milestones and Available Funds”. This includes the Company’s estimate of its use of available funds over the period described therein. As the Company further expands its business, it is possible that results and circumstances may dictate a departure from the current expected uses. Further, the Company may, from time to time, as opportunities arise, utilise its financial resources to participate in additional opportunities that arise and fit within the Company’s broader objectives, as a means of advancing shareholder value.

Lease Guarantees

The Company or its subsidiaries were the guarantors under property leases which originated prior to the separation of Field Trip H&W from the Company, and which continue in full force and effect as of the date hereof. As of March 31, 2023 and as of the date of this filing, the Company had an estimated lease liability of $3.4 million and $0.8 million, respectively, related to lease guarantees. Any defaults or negotiated settlements under such property leases by Field Trip H&W may result in substantial liabilities to the Company. While the Company is seeking to obtain the release of such guarantees, there can be no assurance that such releases will be obtained from all of the landlords. Accordingly, unless and until such guarantees are released, the Company may incur significant losses, liabilities or expenses beyond its estimated loss reserves from or in connection with such lease guarantees, which could negatively impact the Company’s cash position and liquidity and could have a material adverse effect on the Company’s business.

Conflicts of Interest

Some of the Company’s directors and officers may act as directors and/or officers of other pharmaceutical companies. As such, such directors and officers may be faced with conflicts of interests. In addition, the Company’s directors and officers may prioritize the business affairs of another company over the affairs of the Company.

Personnel

The Company has a small management team and the loss of any key individual could affect the Company’s business. Any inability to secure and/or retain appropriate personnel may have a materially adverse impact on the business and operations of the Company.

Tax Issues

Income tax consequences in relation to the purchase and sale of Common Shares will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent advice from their own tax and legal advisers prior to purchasing any Common Shares.

Liquidity of the Common Shares

The listing of the Common Shares on the TSX and NASDAQ should not be taken as implying that there will be a liquid market for the Common Shares. Investors should be aware that the value of the Common Shares may be volatile. Investors may, on disposing of their Common Shares, realise less than their original investment, or may lose their entire investment. The Common Shares, therefore, may not be suitable as an investment.

The market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded, and the price at which investors may purchase and sell their Common Shares, will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the sectors in which the Company operates. Such factors could include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company, and general market and economic conditions.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Credit Risk

The Company is exposed to credit risk on its cash. The carrying amount of the Company’s financial assets represent the maximum credit exposure. The Company’s cash is held on deposit with major banks in Canada and the United States, which the Company believes lessens the degree of credit risk.

Interest Rate Risk

Financial instruments that potentially subject the Company to cash flow interest rate risk are those assets and liabilities with a variable interest rate. Currently, the Company has no assets or liabilities with a variable interest rate. Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s lease obligations are at fixed rates of interest.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of Common Shares that may be issued by the Board without further action or approval of the Company’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.

Foreign Currency Fluctuations

The Company may be adversely affected by foreign currency fluctuations. The Company has operations in Canada, and the United States. Also, a significant portion of its expenditures are in other currencies, and the Company is therefore subject to foreign currency fluctuations which may, from time to time, impact its financial position and results of operations.

Negative Operating Cash Flow and Going Concern

The Company has incurred operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2023, the Company had an accumulated deficit of $91.5 million, a cash balance of $27.2 million and working capital of $21.2 million. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its single clinical-stage drug candidate, RE104, that is currently in development. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize RE104. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Reunion has entered into a definitive arrangement agreement whereby MPM would acquire Reunion by way of a statutory plan of arrangement under the Canada Business Corporations Act. Closing of the acquisition will, among other things, require shareholder approval and remains subject to the satisfaction (or waiver) of a number of closing conditions. The Company will seek to obtain additional capital through equity or debt financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. If the acquisition does not close, the sale of additional equity would dilute existing stockholders and newly issued shares or debt securities may contain senior rights and preferences compared to currently outstanding shares of common stock and may contain covenants that limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued

If the Company is unable to obtain additional financing, the Company may be forced to sell a portion or all of the Company’s assets or curtail or discontinue the Company’s operations. If any of these events happen, you could lose all or part of your investment. The Company’s financial statements do not include any adjustments to the Company’s recorded assets or liabilities that might be necessary if the Company becomes unable to continue as a going concern.

Failure to Comply with Applicable Federal and State Anti-Kickback Laws

The anti-kickback statute (“AKS”) applies to Medicare and other state and federal programs. AKS prohibits the solicitation, offer, payment or receipt of remuneration in return for referrals or the purchase, or in return for recommending or arranging for the referral or purchase, of goods covered by the federal healthcare programs. The AKS is a criminal statute with criminal penalties, as well as potential civil and administrative penalties. The AKS, however, provides a number of statutory exceptions and regulatory “safe harbors’’ for particular types of transactions. At present, the Company does not participate in any federal programs as their services are not reimbursed by Medicare, Medicaid or any other state or federal program. Many states have similar fraud and abuse laws and their own anti-kickback laws, some of which can apply to all payors, and not just governmental payors. While the Company believes that it is in material compliance with both federal and state AKS laws, if it were determined that the Company was not in compliance with the AKS, it could be subject to liability, and its operations could be curtailed, which could have a material adverse effect on its business, financial condition and results of operations.

Reliance on Third-Parties

The Company relies and will continue to rely on third parties to conduct a significant portion of its pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.

Pre-clinical and clinical development activities must be carried out in accordance with GLP. GLP was originally established by the Organisation for Economic Co-operation and Development to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third parties or service providers fails to GLP requirements, the Company’s pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.

The Company has limited manufacturing experience and relies on the CMO to manufacture RE104 for preclinical studies and clinical trials. The Company relies on the CMO for manufacturing, filling, packaging, storing and shipping of RE104 in compliance with cGMP regulations. There can be no assurances that the CMO will be able to meet the Company’s timetable and requirements. The Company has not contracted with alternate third parties for RE104 production in the event that the current CMO is unable to scale up production, or if it otherwise experiences any other significant problems. If the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of RE104. Further, the CMO must operate in compliance with cGMP and ensure that their appropriate permits and licences remain in good standing and failure to do so could have a material detrimental impact on the Company and may adversely affect its profit margins. The CMO is in turn reliant on suppliers for starting materials, some of which have been somewhat difficult to procure.

Disclosure of Intellectual Property by Third Parties

The Company seeks to protect its proprietary technology in part by entering into confidentiality agreements and other similar agreements prior to disclosing proprietary information. These agreements typically restrict the ability to publish data potentially relating to its trade secrets. The Company’s academic and clinical collaborators typically have rights to publish data, provided that the Company is notified in advance and may delay publication for a specified time in order to secure its intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by the Company, although in some cases the Company may share these rights with other parties. The Company may also conduct joint research and development programs which may require the Company to share trade secrets under the terms of research and development collaborations or similar agreements. Despite its efforts to protect its trade secrets, the Company’s competitors may discover its trade secrets, either through breach of these agreements, independent development or publication of information including its trade secrets in cases where the Company does not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of the Company’s trade secrets may impair its competitive position and could have a material adverse effect on its business and financial condition.

Commercial Grade Development

To date, RE104 has been manufactured in small quantities for clinical studies.  In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early-

stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug products has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of its product.

Uncertainty of Product Candidate Development

Drug development is an inherent risk and is subject to significant uncertainty. It is also subject to significant laws, regulations, and guidelines issued by governmental authorities with which we and our contractors must comply. Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. The Company must further undertake substantial manufacturing development to ensure that products can be reliably and safely produced. Clinical and preclinical testing, as well as development is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. The Company does not know whether the clinical or preclinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction.

The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing or needs to amend its clinical trial plans. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. Clinical trials and preclinical studies could be delayed, may not be completed, or may not be successful for a number of reasons, including:

•

failure to receive regulatory approval to commence a clinical trial or a clinical trial being placed on hold. For instance, FDA may not open an IND for the conduct of RE104 clinical trials in the U.S. or IRBs may not approve the commencement of such trials;

•	patients failing to enroll or remain in the clinical trials at the rate the Company expects;
•	delays or failure to obtain clinical supply from CMOs of products of an adequate quality and on adequate terms necessary to conduct clinical and preclinical trials;
•	a lack of safety or efficacy during clinical trials, or a finding of significant toxicities during preclinical trials;
•

clinical investigators, laboratories, CROs, and other third parties not performing the trials in accordance with the required regulatory standards or contractual obligations, or failing to reach agreement on acceptable contractual terms; and

•

changes to regulatory requirements regarding the amount or kinds of data that is needed. By example, following a pre-IND meeting with FDA, we may learn that we need to conduct additional preclinical studies or manufacturing development before we can commence our planned phase 2 clinical trial.

Changes in regulatory requirements and policies may also occur, which could impose costly and additional regulatory requirements and may otherwise delay clinical trials. By example, if the DEA were to schedule 4-OH-DiPT as a controlled substance, we, our manufacturers, investigators, CROs, and other parties assisting us with product development would need to comply with significant new regulatory requirements and may need to register with DEA. This could substantially increase the cost and delay product development.

Moreover, the development of pharmaceutical products is subject to significant and numerous laws and regulatory requirements. If we or the third parties that we work with are not able to comply with the applicable requirements, we may not be able to obtain approval for our product candidates and we or they may face regulatory enforcement actions, additional costs for corrective measures, criminal or civil penalties, or restrictions on operations. which would have a significant adverse impact on the Company. The early stage of the Company’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company fails to produce positive results in its future clinical trials of RE104, the development timeline and regulatory approval and commercialization prospects for RE104 would be materially adversely affected, which may have materially adverse impact on the Company’s business.

Patients for Clinical Trials

If RE104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all.

Negative Results from Clinical Trials or Studies

From time to time, studies or clinical trials on various aspects of psychedelics may be conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the marketability of the substance that is the subject of the study. The publication of negative results of studies or clinical trials, or the occurrence of adverse safety events related to psychedelics could adversely affect the Company’s clinical operations, research, share price and ability to finance future operations. Consumer perception of psychedelics may be also significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity.

Privacy and Data Regulation

The Company may be subject to federal, state and provincial data protection laws and regulations in the jurisdictions in which it operates, such as laws and regulations that address privacy and data security. The Company may obtain health information from third parties, which are subject to privacy and security requirements under applicable laws. Depending on the facts and circumstances, the Company could be subject to significant civil, criminal, and administrative penalties if it obtains, uses, or discloses individually identifiable health information maintained by entities covered by applicable health and data protection laws in a manner that is not authorized or permitted by such laws.

Compliance with privacy and data protection laws and regulations could require the Company to contractually restrict its ability to collect, use and disclose data, or in some cases, impact its ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in civil, criminal and administrative penalties, private litigation, or adverse publicity and could negatively affect the Company’s operating results and business. Moreover, clinical trial subjects, employees and other individuals may limit our ability to collect, use and disclose information collected. Claims that the Company has violated privacy rights, failed to comply with data protection laws, or otherwise breached obligations, could be expensive and time-consuming to defend and could result in adverse publicity that could harm the Company’s business.

Regulatory Approval Process

The Company’s development and commercialization activities related to RE104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, Health Canada, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its clinical trials are favorable to support the marketing of its product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The Company has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or we may decide to abandon the development program. If the

Company were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Company requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Company’s product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

Cyber-Attacks

The Company’s operations depend, in part, on how well it protects its information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Company. While the Company implements protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly; the development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulatory bodies.

Reliance upon Insurers and Governments

Even if the Company is able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect the Company’s business.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Certain of our subsidiaries and assets are located outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

The Company has subsidiaries incorporated in the United States. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

U.S. investors may find it difficult to enforce U.S. judgments against the Company. The Company is incorporated under the laws of Canada and a number of the Company’s directors and officers are not residents of the United States. Because a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

Inadequate Internal Controls

If the Company fails to maintain an effective system of internal controls, the Company might not be able to report its financial results accurately or prevent misstatement; and in that case, the Company’s shareholders could lose confidence in its financial reporting, which would harm its business and could negatively impact the value of its shares. While the Company believes that it has sufficient personnel and review procedures to allow it to maintain an effective system of internal controls, there can be no assurance that the Company will always successfully detect misstatements or implement necessary improvements in a timely fashion.

No assurance of an Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares and Warrants fails to be sustained, the prices at which such securities trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Public Markets and Share Prices

The market price of the Common Shares on the Nasdaq and TSX could be subject to significant fluctuations in response to variations in the Company’s operating results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares that may become listed and posted for trading on the Nasdaq, TSX or any other stock exchange regardless of the operating performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the operating performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares.

Future Issuances, Actual or Potential Sales of Securities

The issuance by the Company of Common Shares or other securities convertible into Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, we may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares and an unlimited number of Preferred Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Also, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on existing holders of Common Shares.

The market price of the Common Shares could decline as a result of future issuances by the Company, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

General

Although management believes that the above risks fairly and comprehensively illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.

Although the Board will seek to minimise the impact of the risk factors, an investment in the Company should only be made by investors able to sustain a total loss of their investment. Investors are strongly recommended to consult a person who specialises in investments of this nature before making any decision to invest.

DIVIDENDS AND DISTRIBUTIONS

The Company does not currently intend to declare any dividends payable to the holders of the Common Shares. The Company has no restrictions on paying dividends, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Board will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the date of this AIF, 11,717,616 Common Shares are issued and outstanding and no Preferred Shares are issued and outstanding.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board, and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent. Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.

Company Incentive Plan

The Company Incentive Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Company and its affiliates. The Company Incentive Plan is a “rolling” plan which provides that the aggregate maximum number of Common Shares reserved for issuance under the Company Incentive Plan (and all equity compensation plans) shall not exceed 15% of the Company’s issued and outstanding Common Shares from time to time on a non-diluted basis, of which the maximum number of Common Shares reserved for issuance under the Plan pursuant to (i) Incentive Stock Options (as defined in the Company Incentive Plan) is subject to a sublimit of 8,000,000, and (ii) performance share units and restricted share units are collectively subject to a sublimit of 5% of the issued and outstanding Common Shares from time to time, on a non-diluted basis.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and NASDAQ and are traded under the symbol “REUN”. The following table sets out the price ranges and volumes of the Common Shares that were traded on the TSX from March 31, 2022 to March 31, 2023.

Month	Price Range (C$)		Monthly Trading Volume (Shares)
	High	Low
March 2022	2.10	1.27	1,430,300
April 2022	9.25	6.65	113,020
May 2022	8.40	4.65	127,520
June 2022	5.41	4.49	84,955
July 2022	5.69	4.69	56,521
August 2022	9.44	4.49	387,248
September 2022	4.84	1.91	147,286
October 2022	3.16	1.87	96,732
November 2022	2.19	1.65	114,445
December 2022	1.85	1.08	94,908
January 2023	2.05	1.23	255,803
February 2023	1.86	1.41	103,755
March 2023	1.44	0.87	176,887

Prior Sales

The following table sets forth details of the issuances of Common Shares during the fiscal year ended March 31, 2023 through to June 29 2023:

Date of Issuance	Security	Price per Security ($)	Number of Securities
March 30, 2023	Issuance	0.93	72,464
October 7, 2022	Exercise of Options	2.06	1,084
September 13, 2022	Exercise of Options	2.06	1,145
July 28, 2022	Exercise of Options	0.50	14,583
July 25, 2022	Exercise of Options	0.50	8,333
July 11, 2022	Issuance	1.50	37,500
July 7, 2022	Exercise of Options	0.50	2,000
June 7, 2022	Exercise of Options	0.50	1,563

The following table sets forth details of the issuances of Options during the fiscal year ended March 31, 2023 through June 29, 2023:

Date of Issuance	Security	Exercise Price ($)	Number of Securities
April 3, 2023	Options	0.95	25,000
March 31, 2023	Options	0.93	12,500
January 31, 2023	Options	1.66	122,370
November 30, 2022	Options	1.74	74,685
October 31, 2022	Options	2.15	297,181
September 30, 2022	Options	1.97	363,822
August 31, 2022	Options	4.81	32,657
July 18, 2022	Options	1.11	25,000
May 31, 2022	Options	1.08	555,000
April 29, 2022	Options	1.33	175,500

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information regarding the directors and executive officers of the Company as of the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the Shareholders or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position Held	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Joseph del Moral Ontario, Canada Director (Chairman)	CEO of Reunion CEO of Trait Biosciences Inc. CEO of CanvasRx Holdings Inc.	April 2019	1,122,208 (4) (9.6%)
Barry Fishman(1)(3) Ontario, Canada Lead Independent Director	Chief Executive Officer of VIVO Cannabis Inc. Chief Executive Officer of Merus Labs	June 2021	30,000 (5) (0.26%)
Hannan Fleiman Ontario, Canada Director,	President of Reunion President of Trait Biosciences Inc Chief Operating Officer of CanvasRx Holdings Inc.	April 2019	716,183 (6) (6.2%)
Helen Boudreau(1)(2) Massachusetts, USA Director

Member of the board of Premier, Inc.
COO of the Bill & Melinda Gates Medical Research Institute
Chief Financial Officer, Protesostasis Therapeutics, Inc.
Board Member, Proteostasis Therapeutics, Inc.
Chief Financial Officer, FORMA Therapeutics, Inc.

		April 2020	Nil (7)
Dieter Weinand(1)(2)(3) Florida, USA Director

Chairman of the Board of Directors of Replimune Group Inc.
Executive Vice President of Primary Care and member of the Executive Committee at Sanofi
CEO and Chairman of the Board of Management of Bayer Pharma AG
Member of the Management Board at Bayer AG

		April 2020	Nil (7)
Ellen Lubman(2)(3) California, USA Director	Chief Business Officer of Werewolf Therapeutics, Inc. Chief Business Officer of Imperial NeuroPharma, Inc.	June, 2021	40 (5) (0.00%)
Fred Grossman New Jersey, USA Director	Chief Medical Officer and Head of Translational Medicine at Empyrean Neuroscience Chief Medical Officer of Mesoblast Ltd. President and Chief Medical Officer of Glenmark Pharmaceuticals	April 2023	Nil (8)
Greg Mayes New Jersey, USA Director, President and CEO	President and CEO of Antios Therapeutics President and CEO of Engage Therapeutics	September 2022	Nil (9)
Edward Smith Pennsylvania, USA Chief Financial Officer	Chief Financial Officer of LAVA Therapeutics N.V Chief Financial Officer of Marinus Pharmaceuticals, Inc.	October 2022	Nil (10)
Dr. Robert Alexander Arizona, USA Chief Medical Officer

Chief Scientific Officer of the Alzheimer’s Prevention Initiative at the Banner Alzheimer’s Institute
Research Professor in the Department of Psychiatry at the University of Arizona School of Medicine – Phoenix
Vice President in the neuroscience therapeutic area unit at Takeda

		January 2023	Nil (11)
Dr. Nathan Bryson Ontario, Canada Chief Science Officer	Chief Science Officer of Acerus Pharmaceuticals Corporation	April 2020	1,166 (12) (0.01%)
Curtis Weber Pennsylvania, USA General Counsel	Sr. Corporate Counsel, Gemini Space Station LLC Associate, Dechert LLP	November 2022	Nil (13)

Notes:

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.
(4)	Excludes 22,000 Options to acquire 22,000 Common Shares.
(5)	Excludes 45,000 Options to acquire 45,000 Common Shares.
(6)	Excludes 22,000 Options to acquire 22,000 Common Shares.
(7)	Excludes 48,582 Options to acquire 48,582 Common Shares.
(8)	Excludes 25,000 Options to acquire 25,000 Common Shares.
(9)	Excludes 349,322 Options to acquire 349,322 Common Shares.
(10)	Excludes 168,181 Options to acquire 168,181 Common Shares.
(11)	Excludes 132,370 Options to acquire 132,370 Common Shares.
(12)	Excludes 82,000 Options to acquire 82,000 Common Shares.
(13)	Excludes 64,685 Options to acquire 64,685 Common Shares.

The following are brief biographical descriptions of the officers and directors of the Company:

Joseph del Moral, Director

Mr. del Moral is an experienced entrepreneur and a founder of Reunion and served at Chief Executive Officer until September 2022. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy.  After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009.  Mr. del Moral was conferred a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University in June 2001.

Barry Fishman, Lead Director

Barry Fishman has almost 25 years of experience as an entrepreneurial business leader, most recently as CEO of VIVO Cannabis Inc. (TSX:VIVO).  Prior to joining VIVO, Mr. Fishman served as CEO of international specialty pharmaceutical company Merus Labs (TSX:MSL, NASDAQ:MSLI), through its 2017 acquisition by Norgine M.V.  He also previously served as CEO of Teva Canada, a major affiliate of the world’s largest generic drug-maker and began his pharmaceutical career at Eli Lilly Canada, where he served as Vice President of Marketing. Mr. Fishman has also recently served as an independent director on a number of high-profile boards, including Aurora Cannabis Inc. (NYSE, TSX: ACB) and Canopy Growth Corporation (TSX:WEED, NASDAQ:CGC).  Mr. Fishman graduated from McGill University with a concentration in finance and went on to become a CPA while working for Deloitte in Southern California.

Hannan Fleiman, Director

Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Reunion where he served as president until August 2022, CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman was a board member of MedicNL, a contract research organization, which was acquired by MGC pharmaceuticals Ltd. (ASX: MXC) and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University in June 2006 and his BSc from University of Guelph in June 2003.

Helen M. Boudreau, Director

Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech, from 2018 to 2019. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics (2017-2018) and FORMA Therapeutics (2014-2017). Helen worked at Novartis (2008-2014) and Pfizer (1999-2008), serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking at Bank of America (1987-1991), was an engagement manager at McKinsey & Company (1993-1996), and a Director of Strategic Planning at YUM! Brands/PepsiCo (1996-1999). Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, Shattuck Labs (NASDAQ:STTK), a biotech focused on oncology and autoimmune disease, and Rallybio, (NASDAQ:RLYB) a biotech company focused on rare diseases. Helen earned a BA in Economics, summa cum laude, from the University of Maryland in 1987, and an MBA from the Darden Graduate School of Business at the University of Virginia in 1993.

Dieter Weinand, Director

Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA) and served as a member of the Board of Directors of HealthPrize Technologies.

Ellen Lubman, Director

Ellen has served as Chief Business Officer of Werewolf Therapeutics, Inc. since August 2020. From October 2018 to July 2020, Ms. Lubman served as the Chief Business Officer at Impel NeuroPharma, Inc., a publicly traded biotechnology company focused on neurological diseases. Prior to Impel, she was the Vice President of External Science & Innovation at Forest Labs, from February 2014 until its acquisition by Actavis plc in July 2014, and served in the same role at Actavis through June 2018 during which time Actavis merged with and renamed itself Allergan plc. Prior to Allergan, Ms. Lubman held numerous executive and leadership roles at Kadmon Pharmaceuticals, Bristol Myers Squibb, Celtic Pharma Management, L.P., Robertson Stephens Investment Bank and Abbott Labs. She serves on the board of directors of GeneCentric Therapeutics as well as the Advisory Board of TMRW.org. Ms. Lubman also currently serves on the Scientific Advisory Board of the Daedalus Innovation Fund of Weill-Cornell and board of directors of Gilda’s Club of NYC and is the Southern California Chairwoman of Executive Women in BIO. Ms. Lubman earned her M.B.A. from Stanford Graduate School of Business with a focus on Global Management and her B.A. in Biology from Rutgers College.

Fred Grossman D.O. FAPA, Director

Dr. Grossman is an experienced executive with over 25 years of experience in the pharmaceuticals and biotech industries. Before joining Reunion, Dr. Grossman was Chief Medical Officer and Head of Translational Medicine at Empyrean Neuroscience (2022-2023), Chief Medical Officer of Mesoblast Ltd. (2019-2022) and President and Chief Medical Officer of Glenmark Pharmaceuticals (2018-2019). He has held executive leadership positions in large pharmaceutical companies, including Eli Lilly, Johnson & Johnson, Bristol Myers Squibb, and Sunovion. He has been responsible for leading the development, approval, and supporting the launch of numerous global medications addressing significant unmet medical needs across therapeutic areas, particularly in the CNS. He has held academic appointments and has authored numerous scientific publications. He was trained in psychiatry at Hahnemann University in Philadelphia and at the National Institute of Mental Health in Bethesda, Maryland and completed a Fellowship in the Section on Clinical Pharmacology at the National Institutes of Health. Dr. Grossman is a board-certified psychiatrist and Fellow of the American Psychiatric Association.

Greg Mayes., Director, President and Chief Executive Officer

Greg Mayes has over 20 years of pharmaceutical drug development experience, most recently as President and CEO of Antios Therapeutics (2020-2022). Prior to Antios, Greg founded Engage Therapeutics and served as the company’s President and CEO (2017-2020). Greg led Engage through successful Phase 2b efficacy studies of the first and only drug-device combination for rapid termination of an active epileptic seizure, which led to the company’s acquisition by UCB. He also played integral roles in leading fund-raising, partnering, and acquisitions at Advaxis Immunotherapies as COO and at ImClone Systems Corporation, as Vice President, General Counsel, and Chief Compliance Officer.

Edward Smith, Chief Financial Officer

Edward Smith has more than 20 years of financial management experience. Prior to joining Reunion, Mr. Smith served as CFO and took public LAVA Therapeutics N.V (2021-2022)., Marinus Pharmaceuticals, Inc. (2013-2021) and PolyMedix, Inc. (2006-2013).  Prior to that, he was executive director of finance at InKine Pharmaceutical Company, Inc., where he assisted with its acquisition by Salix Pharmaceuticals, Inc. Ed serves on the board of directors of Benitec Biopharma, Inc., a Nasdaq listed biotechnology company. Earlier in his career, he held various positions of increasing responsibility in public accounting, most recently in the audit practice at Deloitte & Touche, LLP.

Robert Alexander, M.D., Chief Medical Officer

Dr. Alexander Joined Reunion as Chief Medical Officer in January of 2023. He is, in addition to his role at Reunion, currently the Chief Scientific Officer of the Alzheimer’s Prevention Initiative at the Banner Alzheimer’s Institute (2021-present) and a Research Professor in the Department of Psychiatry at the University of Arizona School of Medicine – Phoenix (2021-present). Previously, he held positions as VP in the neuroscience therapeutic area unit at Takeda (2017-2020), VP and head of clinical for the neuroscience and pain at Pfizer (2015-2017), VP of clinical for CNS and the pain innovative medicines unit (iMed) at AstraZeneca (2012-2015), as well as other positions in discovery medicine and neuroscience at GSK and Merck. Dr. Alexander received his M.D. degree from The University of Chicago Pritzker School of Medicine. He is certified by the American Board of Psychiatry and Neurology and specializes in psychopharmacology, having conducted or supervised clinical studies in a broad range of neurologic and psychiatric indications.

Nathan Bryson, Ph.D, Chief Science Officer

Dr. Bryson has 30 years of experience in pharmaceutical drug development. After receiving his Ph.D. in radiopharmaceutical chemistry (MIT, 1988) and successive post-doctoral studies in catalysis and polymers at the University Louis Pasteur (Strasbourg, France) and MIT, Dr. Bryson joined Flamel Technologies (now Avadel Pharma) as a founding scientist in 1990, eventually developing and leading teams in R&D, process development and commercialization. After expanding roles, as Vice President R&D at Bionisis (FR) and Matregen (Canada), Dr. Bryson transitioned to CSO roles at Cynapsus in 2005 (formerly, Cannasat) and to Acerus Pharmaceuticals Corporation in 2014. At Cynapsus, he led Chemistry-Manufacturing-Controls and early-stage development of Kinmobil (now approved in Canada and US), while at Acerus, he headed research, clinical development, medical and regulatory affairs, as well as production.  Prior to his doctorate, Nathan received a B.Sc. (chemistry), conferred in 1984, from Auburn University.

Curtis Weber, General Counsel

Mr. Weber has over 10 years of experience as a corporate attorney, with expertise in the life sciences industry advising public and private companies. Mr. Weber previously worked as a corporate associate at Dechert LLP (2018-2021) and Cravath, Swaine & Moore LLP (2011-2014), and as senior corporate counsel at Gemini Space Station LLC (2021-2022) and FS Investments (2014-2018). Mr. Weber is a graduate of the University of Missouri (B.A. and M.Acc.) and the University of Pennsylvania Law School (J.D.)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

To the best of management’s knowledge, no director or executive officer of the Company is, or within the ten years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

Other than as set out below, to the best of management’s knowledge, no director or executive officer of the Company has: (i) within ten years before the date of this AIF, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.

Pursuant to the IRA, the Company has the right to nominate a candidate for election as a director of Field Trip H&W. Pursuant to such right, the Company nominated Mr. Fishman, a director of the Company, to serve as a director of Field Trip H&W. Mr. Fishman was elected to serve as a director of Field Trip H&W on August 11, 2022 and resigned on May 31, 2023. On March 22, 2023, Field Trip H&W applied for and received an initial order for creditor protection pursuant to the Companies’ Creditors Arrangement Act from the Court. On March 31, 2023, the Court granted an order authorizing Field Trip H&W to commence a sale and investment solicitation process. Since March 31, 2023, Field Trip H&W obtained an initial extension of the protection under the Companies’ Creditors Arrangement Act until May 26, 2023, a second extension until June 16, 2023 and a third extension until December 15, 2023.

Penalties and Sanctions

To the best of management’s knowledge, no director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company or the interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

There is a common director of the Company and Field Trip H&W. The Company does not believe such relationships give rise to any material conflicts of interest with Company and Field Trip H&W.

PROMOTERS

No person or company has been within the two most recently completed financial years or as of the date of this AIF, during the current financial year, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Company’s knowledge, except for the Mindset litigation described elsewhere, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective

Associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario, and Computershare Trust Company N.A. at its principal offices in Canton, Massachusetts, is the affiliate transfer agent and registrar in the United States.

MATERIAL CONTRACTS

Material contracts of the Company, other than contracts entered into in the ordinary course of business, that were entered into within the two years before the date of this AIF are the:

(a)Arrangement Agreement;

(b)SR Agency Agreement;

(c)Subscription Receipt Agreement; and

(d)Second Arrangement Agreement.

The Company’s material contracts described above are filed under the Company’s profile on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or affiliate of the Company and no such person is a promoter of the Company or an Associate or affiliate of the Company.

Ernst & Young LLP is the external auditor of Reunion. Ernst & Young LLP have confirmed that they are (i) independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario, and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the United States Securities Act of 1933, as amended, the applicable rules and regulations adopted thereunder by the United States Securities Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Under NI 52-110, the Company is required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Audit Committee, and the fees paid to the external auditor. The Board adopted an Audit Committee Charter effective August 11, 2022. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The text of the Company’s Audit Committee Charter is attached to this AIF as Schedule “A” – The Audit Committee Charter.

Composition of Audit Committee

The following are the members of the Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)
Helen M. Boudreau(3)	Independent	Financially Literate
Dieter Weinand	Independent	Financially Literate
Barry Fishman	Independent	Financially Literate

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment and is not otherwise deemed to be not independent under NI 52-110.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	Chair of the Audit Committee.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is set out under the heading “Directors and Executive Officers”.

Audit Committee Oversight

During the year ended March 31, 2023, the Audit Committee recommended, and on August 12, 2022, the Board adopted the recommendation for approval of the appointment of Ernst & Young LLP as the auditors of the Company for the year ended March 31, 2023.

Reliance on Certain Exemptions

During the Company’s financial year ended March 31, 2023, the Company has not relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to: (a) select, evaluate and recommend to the Board, for shareholder approval, the Auditors and, if necessary, the replacement of the Auditor; (b) prior to the annual audit, evaluate the scope of the Auditor’s review, including the Auditor’s engagement letter and the annual audit plan, fee schedule and any related services proposals; (c) recommend to the Board the Auditors’ compensation; (d) pre-approve all non-audit services to be provided by the Auditors; (e) directly oversee the work of the Auditor; (f) assist with resolving any disputes between Reunion’s management and the Auditors regarding financial reporting; (g) ensuring that the Auditors are in good standing with the Canadian Public Accountability Board by receiving, at least annually, a report by the external auditor on the audit firm’s internal quality control processes and procedures; and (h) performing other audit, review or attestation services.

The Audit Committee has specific authority to: (a) engage, set and pay the compensation for independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities, and any such consultants or professional advisors so retained by the Audit Committee will report directly to the Audit Committee and Reunion will provide for appropriate funding for the payment of compensation to any such advisors; (b) communicate directly with management and any internal auditor, and with the Auditors without management involvement; and (c) incur ordinary administrative expenses that are necessary or appropriate in carrying out its duties, which expenses will be paid for by Reunion.

External Auditor Service Fees

The following table sets out the approximate fees the Company incurred in using the services of its external auditors and other similar service providers, as applicable for the fiscal years ended March 31, 2023 and March 31, 2022, respectively.

	Fiscal Year Ended
Fee Type	March 31, 2023	March 31, 2022
Audit Fees(1)	$243,650	$340,261
Audit-Related Fees(2)	$0	$0
Tax Fees(3)	$91,426	$45,154
All Other Fees(4)	$57,761	$132,603
Total	$392,837	$518,018

Notes:

(1)

“Audit Fees” represents fees billed for the audit of our annual financial statements and review of our quarterly financial statements and for services that are normally provided in connection with statutory and regulatory filings or engagements. Audit fees are billed and paid in Canadian dollars.

(2)

“Audit-Related Fees” represents fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” include fees for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” includes fees for all other non-audit services.

ADDITIONAL INFORMATION

Additional information about the Company, including additional financial information and information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is provided in the Company’s audited financial statements and MD&A for the Company’s financial year ended March 31, 2023, management information circular dated August 28, 2022 for the most recent annual meeting of shareholders, and the management information circular dated June 13, 2023 for the Second Arrangement transaction, all of which are available under the Company’s SEDAR profile at www.sedar.com.

Additional information relating to the Second Arrangement can be found in the Circular available under the Company’s profile on SEDAR at www.sedar.com.